UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update:
☐ Form C/A: Amendment to Offering Statement:
☐ Check box if Amendment is material and investors must reconfirm within five business days
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:

Solgaard Design, Inc.

Legal status of issuer, Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of incorporation:

August 16, 2019

Physical address of issuer:

270 Lafayette St. Suite 905
New York, NY 10012

Website of issuer:

www.solgaard.co

Is there a co-issuer?

No

Name of qualified third party which the Offering will utilize:

The escrow account will be at Enterprise Bank & Trust who is acting as the qualified third party for this Offering.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Dealmaker Securities LLC (CRD 315324, SEC File Number 00870756, CIK 0001872856) will act as intermediary. As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a monthly a $2,000 monthly fee for platform services payable to DealMaker Securities LLC and/or its affiliates. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Type of security offered:

Class B Common Stock (non-voting)

Target number of securities to be offered:

112,359

Price (or method for determining price):

$0.89 per Share. The price was determined internally by the Company's management based on internal criteria and is not based on any third-party valuation criteria or other independent valuation formula.

Target offering amount:

$100,000.00

Oversubscriptions accepted:

Yes

Oversubscriptions will be allocated:

Other: At the Company's discretion.

Maximum offering amount (if different from target offering amount):

$4,390,704.00.

Deadline to reach the Target Offering Amount:

11:59 PM Eastern on April 30, 2026, unless extended or shortened by the issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 11

	December 31, 2024	December 31, 2023
Total Assets	$14,333,508	$17,384,342
Cash & Cash Equivalents	$3,821,241	$2,194,020
Accounts Receivable	$516,653	$331,147
Short-term Debt	$15,537,177	$18,351,669
Long-term Debt	$413,562	$530,613
Revenues/Sales	$45,974,890	$55,879,805
Cost of Goods Sold	$20,275,308	$27,114,864
Taxes Paid	$28,527	$703,172
Net Income	-$292,089	$204,616

The United States jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.

FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C AND OFFERING STATEMENT TITLED “RISK FACTORS” BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO APPLICABLE STATE AND FEDERAL LAW. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AND OFFERING STATEMENT AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR
FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY RESERVES THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

<u>SPECIAL NOTICE TO FOREIGN INVESTORS</u>

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES,INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

AN INVESTMENT IN THIS COMPANY SHOULD ONLY BE MADE IF YOU ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THIS INVESTMENT AND IF YOU HAVE SUFFICIENT RESOURCES TO BEAR THE ENTIRE LOSS OF YOUR INVESTMENT, SHOULD THAT OCCUR.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and Offering Statement and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

For Solgaard Design, Inc.

/s/ Adrian Nicholas Solgaard Janzen
Adrian Nicholas Solgaard Janzen
Principal Executive Officer, Principal Financial and Accounting Officer and Sole Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adrian Nicholas Solgaard Janzen
Adrian Nicholas Solgaard Janzen
Principal Executive Officer, Principal Financial and Accounting Officer and Sole Director

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Offering Statement
Part II of Offering Document (Exhibit A to Form C)
Dated: April 9, 2026



Solgaard Design, Inc.
A Delaware Corporation
270 Lafayette St. Suite 905
New York, NY 10012
646-859-0898
www.solgaard.co

Up to $4,390,704.00 of shares of Class B Common Stock (non-voting) (the "Shares)
(4,937,766 Shares – not including Bonus Shares but including rounding up all fractional
shares – at $0.89 per Share).

The Company previously raised $609,295.94 pursuant to Regulation Crowdfunding
during the preceding 12-month period. Accordingly, the maximum amount that may be
raised in this offering is $4,390,704.00 This offering is separate from the Company's prior
Regulation Crowdfunding offerings.

The Company is offering Bonus Shares based on time of investment, investment amount,
and investor status. Investors who invest on or prior to April 30, 2026, will receive 10%
Bonus Shares. Additional Bonus Shares may be awarded based on investment amount
and investor eligibility, including prior investors and existing customers. See 'Investment
Incentives and Bonus Shares' for full details.

Target Offering Amount: $100,000.00

All voting rights are held by the Class A Common Shareholders and that class of shares
is not being sold in this Offering.

This Offering will commence upon filing of this Form C and Offering Statement with the
Securities and Exchange Commission and will terminate at 11:59 PM Eastern on
April 30, 2026, unless extended or shortened by the issuer.

PLEASE REVIEW ALL RISK FACTORS ON PAGE 14 THROUGH PAGE 41
BEFORE MAKING AN INVESTMENT IN THIS COMPANY

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST
ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR
ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C AND OFFERING STATEMENT TITLED "RISK FACTORS" BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO APPLICABLE STATE AND FEDERAL LAW. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AND OFFERING STATEMENT AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL

REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

AN INVESTMENT IN THIS COMPANY SHOULD ONLY BE MADE IF YOU ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THIS INVESTMENT AND IF YOU HAVE SUFFICIENT RESOURCES TO BEAR THE ENTIRE LOSS OF YOUR INVESTMENT, SHOULD THAT OCCUR.

Forward Looking Statements

This Form C and Offering Statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C and Offering Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward- looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C and Offering Statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C and Offering Statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C and Offering Statement or any documents incorporated by reference herein or therein speaks only as of the date of this Form C and Offering Statement. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by law.

OFFERING SUMMARY

Company:	Solgaard Design, Inc.
Address:	270 Lafayette St. Suite 905, New York, NY 10012
State of Incorporation:	DE
Date Incorporated:	August 16, 2019
Terms:	Equity
Offering Minimum (Target):	$100,000.00 | 112,359 Shares of Class B Common Stock
Offering Maximum:	$4,390,704.00 | 4,937,766 Shares of Class B Common Stock*
Type of Security Offered:	Class B Common Stock
Purchase Price of Security Offered:	$0.89
Minimum Investment Amount:	$1,000.36
Investment Incentives and Bonus Shares:	See the section below entitled "Investment Incentives and Bonus Shares" for full details.

Maximum Number of Shares Offered subject to adjustment for Bonus Shares. Number includes shares issued as rounded up for fractional shares. See Bonus Share info below in the section below entitled "Investment Incentives and Bonus Shares."

TERMS OF THE OFFERING

Solgaard Design Inc. (the "Company," "Issuer," or "We") is offering Shares of its Class B Stock (the "Shares" or individually a "Share") at a price of $0.89 per Share pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Offering").

As an incentive to early investors, Investors who ssubmit an application to invest prior to 11:59 PM Eastern on April 30, 2026, will receive 10% Bonus Shares.

Investors will also receive additional Bonus Shares and other perks based on their investment amount:

$2,500 to $4,999: 5% Bonus Shares Plus Product Perks: Carry-On Closet + Venture Backpack

$5,000 to $9,999: 7% Bonus Shares Plus Product Perks: Carry-On Closet + Venture Backpack

$10,000 to $14,999: 10% Bonus Shares Plus Product Perks: Carry-On Closet + Venture Backpack

$15,000 to $19,999: 15% Bonus Shares Plus Product Perks: Carry-On Closet + Venture Backpack

$20,000 to $24,999: 20% Bonus Shares Plus Product Perks: Carry-On Closet + Venture Backpack

$25,000+: 25% Bonus Shares + The Ultimate Travel Set (Carry-On Closet, Check-In Closet, Venture Backpack, Solarbank Boombox)

Eligible investors will also receive the following loyalty-based Bonus Shares:

•Previous investors and crowdfunding backers: +5% Bonus Shares

Bonus Shares may be cumulative, and investors may qualify for multiple categories of Bonus Shares. Product based-perks are not cumulative; investors only receive the products listed as part of the amount-based perks listed for the amount invested. The issuance of Bonus Shares will increase the total number of shares outstanding and will result in additional dilution to all investors, including those receiving fewer or no Bonus Shares. As a result of Bonus Shares, investors may pay an effective price per share that is lower than $0.89.

All Shares issued in this Offering are of the same class and have identical rights, preferences, and privileges. The only difference among investors is the number of Shares received relative to the investment amount, the timing of investment and whether the investor was a prior investor of the Company or a backer of one of the Company's Kickstarter or Indiegogo crowdfunding campaigns.

Note that during the investment application process, Bonus Shares will not be reflected in the investment process but will be added to an Investor's shareholdings at the closing in which the investor's investment application is finalized. The Company reserves the right to determine

eligibility for Bonus Shares, including verification of prior investment or customer status. For all details related to Bonus Shares and other perks, please see the section below entitled "Investment Incentives and Bonus Shares."

<p style="text-align:center"><u>THE COMPANY AND ITS BUSINESS</u></p>

<u>Company Overview</u>

Solgaard Design, Inc. (the "Company," "Issuer," or "We") is a U.S.-based corporation originally incorporated in Washington State, the Company converted into a Delaware C-Corp on August 16, 2019. As a Delaware corporation, the Company was established for the general purpose of transacting any lawful business for which a corporation may be formed in the State of Delaware. The Company's Chief Executive Officer, Chief Financial Officer and sole Director are Adrian Nicholas Solgaard Janzen. The corporate offices are located at 270 Lafayette St, Suite 905, New York, NY 10012

Solgaard Design, Inc. designs, sources, and sells premium luggage, bags, accessories, electronics, watches, audio devices, apparel, home goods, and home personal tech, and uses recycled materials when appropriate. Personal tech items include solar powered battery pack, solar powered boombox, and multidevice wireless charging base for the home. The company plans to continue to launch new innovative products. With multiple patents, trademarks, and intellectual property, Solgaard Design, Inc. serves a global customer base through the Company's branded website www.solgaard.co and partners with companies to sell Solgaard branded products for employee and customer incentives and gifts.

Additionally, Solgaard Design, Inc. is in partnership with a number of U.S. retailers and has agreements with distributors in several countries.

<u>Competitors and Industry</u>

Solgaard sells products across multiple industries including travel gear, bags, accessories, and personal smart home tech. The industries consist of many branded U.S. and international competitors from small startups to large public companies like Samsonite, Tumi, and Rimowa.

Solgaard is uniquely positioned in the estimated $38.8 billion luggage (Grand View Research) and $18.8 billion travel bags (Grand View Research) industries. Solgaard's sustainability efforts and innovation within packing systems provide the company a unique position in the industry. The Carry-On Closet® packing system which provides a removable shelving system within the luggage for easy packing/unpacking was one of TIME Magazine's Best Inventions in 2018. The Company has continued to put forth other new innovations, like the 2020 launch of The Homebase, a multi-functional wireless charging and speaker amplification ecosystem, which allows for multiple devices to be charged at once while leaving your phone hidden away allowing the user to be present, away from their mobile device while charging. With the growing smart home industry expected to continue, this product highlights an additional unique positioning of products which offer mental clarity. Solgaard will continue to invest in research and development of unique products that allow consumers more mental clarity, another growing area of consumer demand.

The Company's commitment to sustainability and ocean cleanup efforts allows Solgaard to better serve an increasingly environmentally conscious consumer.

<u>Current Stage and Roadmap</u>

It all started with a stolen backpack: Founder Adrian Solgaard brought the Lifepack Backpack to market in 2016 after a friend's backpack was stolen and realizing that there was no backpack on the market that met the needs of the remote worker. From there Solgaard Design launched Lifepack on Kickstarter, and additional products were launched in the following years. Including a variety of travel bags and accessories, luggage, backpacks, watches, solar powered power banks & boomboxes, slings, duffels, and home tech have been introduced each year.

The Company is currently in the design and manufacturing phase of additional products to be brought to market in 2026 and beyond, with innovation at their core, and still with the goal of optimizing life on the go for a remote/hybrid workforce with products that work well for both business and pleasure.

<u>The Team</u>

Name: Adrian Solgaard (Full legal name: Adrian Nicholas Solgaard Janzen)
Adrian Solgaard's current primary role is with Solgaard where he works full time. Adrian is the Company's CEO and sole director.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer - Dates of Service: December 02, 2016 – Present

Responsibilities: Setting the strategic direction of the Company and leading product conception and design. Adrian holds 83.2% of the fully diluted equity in the Company and has a yearly compensation of $100,000.00.

Name: Rob Cooper
Rob Cooper currently serves as President of Solgaard, where he is employed on a full-time basis.

Positions and Offices with the Issuer:

Position: President - Dates of Service: February 1, 2026 – Present

Responsibilities: Leads enterprise-wide strategy and execution across commercial and operational functions, including direct-to-consumer and wholesale channel development, organizational leadership, and overall business performance, including P&L oversight.

 Prior Experience (Past Three Years):

Millor Goods – Strategic Advisor, Advisory Board Member - Dates: March 2025 – Present
Travelpro Products, Inc. – Chief Executive Officer - Dates: June 2023 – January 2025
Syllable – Chief Operating Officer - Dates: January 2022 – June 2023

Risk Factors

The U.S. Securities and Exchange Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The purchase of the Company's Shares involves substantial risks. You should carefully consider the following risk factors in addition to any other risks associated with this investment. The Shares offered by the Company constitute a highly speculative investment and you should be in an economic position to lose your entire investment. The risks listed do not necessarily comprise all those associated with an investment in the Shares and are not set out in any particular order of priority. Additional risks and uncertainties may also have an adverse effect on the Company's business and your investment in the Shares. An investment in the Company may not be suitable for all recipients of this Form C and Offering Statement. You are advised to consult an independent professional adviser or attorney who specializes in investments of this kind before making any decision to invest. You should consider carefully whether an investment in the Company is suitable in the light of your personal circumstances and the financial resources available to you.

The Company is, in addition to the risks set out below, subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies inherently involve greater risk than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Before investing, you should carefully read and carefully consider the following:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the securities you are buying is limited
Any Class B Common Stock purchased through this equity crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer products, travel goods, or similar industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it may not succeed
The Company is offering non-voting Class B Common Stock in the amount of up to $4,390,704.00 in this Offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Class B Common Stock . Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and

limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock . In addition, if we need to raise more equity capital from the sale of Class B Common Stock , institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management discretion as to use of proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward looking information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are constantly prototyping new products for our customers. Delays or cost overruns in the development of any new product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Shareholder: Securities with no voting rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decisions for the Company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this Offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Common Stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this Offering, we may request that the intermediary instruct the escrow agent to disburse Offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the Offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights, patents and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks, copyrights patents and other intellectual property could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, copyrights or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademarks, copyrights or patents outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademarks, copyrights or patents could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademarks, copyrights or patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company has limited operating history

The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be, shareholders may lose all or a substantial part of their investment. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations will ever be profitable.

The Company is dependent upon its management, key personnel and consultants to execute the business plan, and some of them may have concurrent responsibilities at other businesses

The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers as well as other key personnel and consultants. Some of them may have concurrent responsibilities at other entities. Loss of the services of one or more of these individuals could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in industries that the Company is participating in is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations.

Although dependent upon certain key personnel, the Company does not have any key man life insurance policies on any such people

The Company is dependent upon management to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, management or consultants die or become disabled, the Company will not receive any compensation that would assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company is subject to income taxes as well as non-income-based taxes, which may include payroll, sales, use, value-added, net worth, property and goods and services taxes

Significant judgment is required in determining the Company's provision for income taxes and other tax liabilities. In the ordinary course of the Company's business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that the Company's tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in the Company's income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on the Company's financial position and results of operations in the period or periods for which determination is made.

The Company is not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies

The Company does not have the internal infrastructure necessary, and is not required, to complete an attestation about the Company's financial controls that would be required under the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of the Company's financial controls.

Changes in employment laws or regulation could harm the Company's performance

Various federal and state labor laws govern the Company's relationship with the Company's employees and contractors and affect the Company's operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect the Company's operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's bank accounts will not be fully insured

The Company's regular bank accounts have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company's business plan is speculative

The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's Shares of Class B Common Stock is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The Company has incurred debt and will likely continue to incur debt
The Company has incurred debt and will likely incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

The Company's expenses could increase without a corresponding increase in revenues
The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

Computer, website or information system breakdown. could affect the Company's business
Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

Changes in the economy could have a detrimental impact
Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on products and services like those of the Company and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

The Company's primary executive officer and director beneficially own or controls a substantial portion of its outstanding shares
The Company's primary executive officer and director, Adrian Nicholas Solgaard Janzen beneficially owns or controls a substantial portion of the Company's outstanding shares and also owns or controls more than 90% of the voting shares and voting power, which may limit your ability and the ability of the Company's other shareholders, whether acting alone or together, to propose or direct the management or overall direction of the Company. Additionally, this concentration of ownership could discourage or prevent a potential merger or acquisition of the Company that might otherwise result in an investor receiving a premium over the market price for his or her shares. Accordingly, the Company's employees, directors, executive officers and affiliate shareholders may have the power to control the election of the Company's directors and the approval of actions for which the approval of the Company's

shareholders is required. If you acquire the Company's shares, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the value of the Company's shares and could also limit the price that investors might be willing to pay in the future for the Company's shares.

The Company's operating plan relies in large part upon assumptions and analyses developed by the Company. if these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from the Company's forecasted results
Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecasts depend on several factors, many of which are outside the Company's control, including, but not limited to:
- whether the Company can obtain sufficient capital to sustain and grow its business
- the Company's ability to manage its growth
- whether the Company can manage relationships with key vendors and third parties
- demand for the Company's products and services
- the timing and costs of new and existing marketing and promotional efforts competition
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- the overall strength and stability of domestic and international economies
- consumer habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

The Company may be unable to manage its growth or implement its expansion strategy
The Company may not be able to expand the Company's product and service offerings, the Company's markets, or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's financial condition and results of operations could be materially and adversely affected.

The Company's business model is evolving
The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products and services to potential customers who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

A data security breach could expose the Company to liability and protracted and costly litigation, and could adversely affect the Company's reputation and operating revenues
To the extent that the Company's activities involve the storage and transmission of confidential information and/or other data, the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential

customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information, as well as numerous other problems. A data security breach of the systems on which sensitive account information is stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against the Company. If the Company is sued in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

The Company depends on third-party providers for a reliable internet infrastructure and the failure of these third parties, or the internet in general, for any reason would significantly impair the Company's ability to conduct its business
The Company will outsource some or all of its online presence and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or if the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

The Company's employees may engage in misconduct or improper activities
The Company, like any business, is exposed to the risk of employee or contractor fraud or other misconduct. Misconduct by employees or contractors could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and harm to the Company's reputation.

Limitation on manager, officer and other's liability
The Company may provide for the indemnification of managers, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of managers, officers and others to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be

available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to managers, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

Inability to maintain and enhance product image could affect the Company
It is important that the Company maintains and enhances the image of its existing and new products and services. The image and reputation of the Company's products may be impacted for various reasons including but not limited to, bad publicity, litigation, customer complaints, and complaints from regulatory bodies. Such problems, even when unsubstantiated, could be harmful to the Company's image and the reputation of its products. From time to time, the Company may receive complaints from customers regarding products purchased from the Company. The Company may become subject to lawsuits from customers alleging injury because of a purported defect in products or services sold by the Company, claiming substantial damages and demanding payments from the Company. These claims may not be covered by the Company's insurance policies, if any exist. Any resulting litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations, and financial condition. Any negative publicity generated as a result of customer or regulator complaints about the Company or its products could damage the Company's reputation and diminish the value of the Company's brand and brand equity (brand image, reputation and product quality), which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment.

if the Company's efforts to build strong brands and maintain customer satisfaction and loyalty are not successful, it may not be able to attract or retain customers, and its business may be harmed.
The Company believes that increasing, maintaining and enhancing awareness of the Company's brands is critical to achieving widespread acceptance and success of the Company's business. Building and maintaining strong brands is important to attract and retain customers, as potential customers have many product choices. Successfully building a brand is a time consuming and expensive endeavor and can be positively and negatively impacted by any number of factors. Some of these factors, such as the quality or pricing of the Company's products, are at least partially within its control. Other factors will be beyond the Company's control, yet customers may nonetheless attribute those factors to the Company. The Company's competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than the Company can. Many of the Company's competitors are larger companies and promote their brands through traditional forms of advertising, such as print media and TV commercials, and have substantial resources to devote to such efforts. The Company's competitors may also have greater resources to utilize Internet advertising or website product placement more effectively than the Company can. If the Company is unable to execute on building strong brands, it may be difficult to differentiate its business, programming and platform from its competitors in the marketplace, therefore its ability to attract and retain customers may be adversely affected and its business may be harmed.

The Company's actual or perceived failure to adequately protect personal data could harm its business

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. The Company's actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against the Company, which could result in negative publicity, increase the Company's operating costs, subject the Company to claims or other remedies and may harm its business which would negatively impact the Company's financial well-being and your investment.

The Shares of Class B Common Stock are offered on a "best efforts" basis, and the Company may not raise the maximum amount being offered
Since the Company is offering the Shares of Class B Common Stock on a "best efforts" basis once the target amount is raised, there is no assurance that the Company will sell enough Shares to meet its capital needs. If you purchase Shares of Class B Common Stock in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full use of proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

Investor funds will not accrue interest while in the escrow account
Prior To Closing All funds delivered in connection with subscriptions for the Shares of Class B Common Stock will be held in a non-interest-bearing escrow account until a closing of the Offering, if any. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the Offering or a closing. If the Company fails to hold a closing prior to the termination date, investor subscriptions will be returned without interest or deduction.

The Company has not paid distributions in the past and does not expect to pay distributions in the near future, so any return on investment may be limited to the value of the Shares
The Company has never paid cash distributions to its investors and does not anticipate paying cash distributions in the foreseeable future. The payment of distributions to the Company's shareholders will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. While the Company intends to pay distributions in the future at such time as profitable operations are sustained and cash flow in excess of reinvestment required to achieve the Company's business objectives is available, there is no guarantee the Company will chose to pay distributions at that time, rather than reinvest in addition growth of the Company, such as new product development. If the Company does not pay distributions, the Company's Shares of Class B Common Stock may be less valuable.

The Company has made assumptions in its projections and in forward-looking statements that may not be accurate
The discussions and information in this Form C may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking

statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Form C, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Form C contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Form C or in other reports issued by the Company or by third-party publishers.

The offering price for the Shares of Class B Common Stock has been determined by the Company
The price at which the Shares of Class B Common Stock are being offered has been arbitrarily determined by the Company. There is no relationship between the offering price and the Company's assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the Shares of Class B Common Stock was derived because of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, and the Company's capital structure. These prices do not necessarily accurately reflect the actual value of the Shares or the price that may be realized upon disposition of the Shares, or at which the Shares might trade in a marketplace, if one develops.

The Shares of Class B Common Stock in this Offering have limited protective provisions
The Shares of Class B Common Stock in this Offering have limited protective provisions. As such, you will not be afforded protection, by any provision of the Shares or as a shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event" or "change of control" for the Company, the Shares being offered do not provide you with any protection. In addition, there are no provisions attached to the Shares in the Offering that would permit you to require the Company to repurchase the Shares in the event of a takeover, recapitalization or similar transaction involving the Company.

The Shares of Class B Common Stock in this Offering are subject to a right of first refusal
The Shares of Class B Common Stock in this Offering are subject to a right of first refusal whereby you may, under certain circumstances, be forced to sell your Shares to the Company

rather than to any other person or entity. For full details on the right of first refusal, see the Company's Bylaws.

No guarantee of return on investment
There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Form C and all other available documents and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

The exclusive forum provision in the subscription agreement may have the effect of limiting an investor's ability to bring legal action against the Company and could limit an investor's ability to obtain a favorable judicial forum for disputes.
The subscription agreement for this Offering includes a forum selection provision that requires any claims against the Company based on the subscription agreement to be brought in a court of competent jurisdiction in a certain state. This provision may have the effect of limiting the ability of investors to bring a legal claim against the Company due to geographic limitations. There is also the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its officers and managers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company's business and financial condition.

You will need to keep records of your investment for tax purposes
As with all investments in securities, if you sell the Shares of Class B Common Stock, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Shares of Class B Common Stock for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

The retail merchandise industry is highly competitive, and the Company's failure to compete effectively could adversely affect its market share, revenues and growth prospects
The Company faces vigorous competition from companies throughout the world, including large multinational consumer products companies that have many merchandise brands under ownership as well as other independent merchandise brands, including those that may target the latest trends or specific demographics or distribution channels. Competition in the merchandise industry is based on the introduction of new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation and trends, in-store presence and visibility, promotional activities, advertising, editorials, social media influencers, E-commerce and mobile-commerce initiatives and other activities. The Company must compete with a high volume of new product introductions and existing products by diverse companies across several different distribution channels. Many multinational consumer companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than the Company does and may be able to respond more effectively to changing social, business and economic conditions than the Company can. Many of these competitors' products are sold in a wider selection or greater number of retail stores and geographies, and possess a larger presence in these stores, typically

having significantly more shelf space than the Company does. Given the finite space allocated to the Company's products by retail stores and others, the Company's ability to grow the number of retail or other locations in which the Company's products are sold and expand the Company's positioning and space allocation once in these retail and other locations, may require the repositioning, removal or reduction of the shelf space of these competitors. The Company may be unsuccessful in its growth strategy in the event that the Company's potential retail partners do not reallocate shelf space from the Company's competitors to the Company. The Company's competitors may attempt to gain market share by offering products at prices at or below the prices at which the Company's products are typically offered, offering retail incentives including through the use of large percentage discounts and "buy one and get one free" or similar offers. Competitive pricing may require the Company to reduce its prices, which would decrease the Company's profitability or result in lost sales. The Company's competitors, many of whom have greater resources than the Company does, may be better able to withstand these price reductions and lost sales. It is difficult for the Company to predict the timing and scale of its competitors' activities in these areas or whether new competitors will emerge in the merchandise business. In addition, further technological breakthroughs, including new and enhanced technologies which increase competition in the online retail market, new product offerings by competitors and the strength and success of the Company's competitors' marketing programs may impede the Company's growth and the implementation of its business strategy. The Company's ability to compete also depends on the continued strength and consistency of its brands and products, the success of its marketing, innovation and execution strategies, the continued diversity of its product offerings, the successful management of new product introductions and innovations, strong operational execution, including sourcing and order fulfillment, and the Company's success in entering new markets and expanding its business in existing geographies. If the Company is unable to continue to compete effectively, it could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect its financial results

The Company's success depends on its ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer tastes for merchandise products, attitudes toward its industry and brands, as well as to where and how consumers shop. The Company must continually work to develop, manufacture and market new products, maintain and adapt to existing and emerging distribution channels, maintain and enhance the recognition of its brands, achieve a favorable mix of products, successfully manage its inventories, and refine its approach as to how and where the Company markets and sells its products. While the Company will devote effort and resources to shape, analyze and respond to consumer preferences, the Company recognizes that consumer tastes cannot be predicted with certainty and can change rapidly. The issue is compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared. If the Company is unable to anticipate and respond to sudden challenges that the Company may face in the marketplace, trends in the market for its products and changing consumer demands and sentiment, the Company's financial results will suffer.

The Company's new product introductions may not be as successful as it anticipates

The Company has a process for the development, trial evaluation and validation of new product concepts. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product launches and sales may not be as high as the Company anticipates, due to lack of acceptance of the products themselves or their price, or limited effectiveness of the Company's marketing strategies. In addition, the Company's ability to launch new products may be limited by delays or difficulties affecting the ability of the Company's suppliers or manufacturers to timely manufacture, distribute and ship new products or displays for new products or changes in regulatory requirements. Sales of new products may be affected by inventory management by the Company's retail partners, and the Company may experience product shortages or limitations in retail display space by its retail partners. The Company may also experience a decrease in sales of certain existing products as a result of newly launched products, the impact of which could be exacerbated by shelf space limitations or any shelf space loss. Any of these occurrences could delay or impede the Company's ability to achieve its sales objectives, which could have a material adverse effect on the Company's business, financial condition and results of operations. As part of the Company's ongoing business strategy, it expects it will need to continue to introduce new products in the Company's traditional product categories of merchandise, while also expanding its product launches into adjacent categories in which the Company may have little to no operating experience. The success of product launches in adjacent categories could be hampered by the Company's relative inexperience operating in such categories, failure to establish new buyer relationships, the strength of the Company's competitors or any of the other risks referred to above. Furthermore, any introduction of new products or expansion into new categories may prove to be an operational and financial constraint which inhibits the Company's ability to successfully accomplish such introduction or expansion. New product launches may also encounter difficulties in manufacturing or packaging leading to lower-than-expected margins. The Company's inability to introduce successful products in its traditional categories or in adjacent categories could limit the Company's future growth and have a material adverse effect on its business, financial condition and results of operations.

Sudden disruption in business conditions may affect consumer purchases of discretionary items and/or the financial strength of the Company's customers, which could adversely affect the Company's financial results

A general economic downturn, or the general level of consumer spending is affected by several factors, including general economic conditions, inflation, interest rates, energy costs, and consumer confidence generally, all of which are beyond the Company's control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of the Company. A decline in consumer purchases of discretionary items also will impact the Company's customers. The Company's inability to collect receivables from its customers or from a group of customers could have a material adverse effect on its business and its financial condition. In addition, sudden disruptions in business conditions, for example, from events such as a pandemic, or other local or global health issues, conflicts around the world, or as a result of a terrorist attack, retaliation or similar threats, or as a result of adverse weather conditions, climate changes or seismic events, can have a short-term and, sometimes, long-term impact on consumer spending.

The Company's success is linked to the size and growth rate of its industries and an adverse change in the size or growth rate of such segments could have a material adverse effect on the Company

The success of the Company's growth strategy is in part tied to the size and growth rate of the segments of the market in which it participates. It is difficult to estimate the size of the market and predict the rate at which the market for the Company's products will grow, if at all. Furthermore, underlying market conditions are subject to change based on economic conditions, consumer preferences and other factors that are beyond the Company's control, including media attention and scientific research, which may be positive or negative. An adverse change in size or growth rate of the merchandise segment could have a material adverse effect on the Company's business, financial condition and results of operations.

Changes in laws, regulations and policies that affect the Company's business could adversely affect its financial results

The Company's business is subject to numerous laws, regulations and policies. Changes in the laws, regulations and policies, including the interpretation or enforcement thereof, that affect, or will affect, the Company's business, including changes in accounting standards, tax laws and regulations, laws and regulations relating to data privacy, anti-corruption, advertising, marketing, manufacturing, distribution, product registration, ingredients and packaging, laws in the U.S. and elsewhere relating to selective distribution, environmental or climate change laws, regulations or accords, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action the Company's may take as a result could adversely affect its financial results.

Government reviews, inquiries, investigations, and actions could harm the Company's business or reputation

The Company's operations in certain countries are subject to governmental scrutiny and may be adversely impacted by the results of such scrutiny. The regulatory environment about the Company's business is evolving, and officials often exercise broad discretion in deciding how to interpret and apply applicable regulations. From time to time, the Company may receive formal and informal inquiries from various government regulatory authorities, as well as self-regulatory organizations, about the Company's business and compliance with local laws, regulations or standards. Any determination that the Company's operations or activities, or the activities of the Company's employees, are not in compliance with existing laws, regulations or standards could negatively impact the Company in a number of ways, including the imposition of substantial fines, interruptions of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits, or similar results, all of which could potentially harm the Company's business and/or reputation. Even if an inquiry does not result in these types of determinations, it potentially could create negative publicity which could harm the Company's business and/or reputation.

The Company is subject to risks related to the international scope of the Company's operations

The Company will operate on an international basis. The Company's international operations are subject to many risks and uncertainties, including:

- fluctuations in foreign currency exchange rates and the relative costs of operating in different places, which can affect the Company's results of operations, the value of the Company's foreign assets (if any), the relative prices at which the Company and competitors sell products in the same markets, the cost of certain inventory and non-inventory items required in the Company's operations, and the relative prices at which the Company's sells its products in different markets;
- foreign or U.S. laws, regulations and policies, including restrictions on trade, immigration and travel; import and export license requirements; tariffs and taxes; operations; and investments;
- lack of well¬ established or reliable legal and administrative systems in certain countries in which the Company operates;
- adverse weather conditions, currency exchange controls, and social, economic and geopolitical conditions, such as terrorist attacks, war or other military action. These

risks could have a material adverse effect on the Company's business, prospects, reputation, results of operations and financial condition.

A disruption in operations or the Company's supply chain could adversely affect the Company's business and financial results

The Company is engaged in manufacturing and distribution on an international scale and is subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in supply chain or information systems, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which the Company has no control. If such an event were to occur, it could have an adverse effect on the Company's business and financial results. While the Company may use a variety of direct and indirect suppliers of goods and services from around the world, some of the Company's products may rely on single or a limited number of suppliers. Changes in the financial or business condition of the Company's suppliers could subject it to losses or adversely affect its ability to bring products to market. Further, the failure of the Company's suppliers to deliver goods and services in sufficient quantities, in compliance with applicable standards, and in a timely manner could adversely affect the Company's customer service levels and overall business. In addition, any increases in the costs of goods and services for the Company's business may adversely affect its profit margins if the Company is unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in the Company's operations.

As the Company outsources functions, the Company becomes more dependent on the entities performing those functions

As part of the Company's business strategy, it is continually looking for opportunities to provide essential business services in a more cost-effective manner. In some cases, this requires the outsourcing of functions or parts of functions that can be performed more effectively by external service providers. These may include certain information systems, manufacturing, distribution, finance, human resource and other business functions. While the Company's believes it will conduct appropriate due diligence before entering into agreements with the outsourcing entity, the failure of one or more entities to provide the expected services, provide them on a timely basis or to provide them at the prices the Company expects may have a material adverse effect on the Company's results of operations or financial condition. In addition, if the Company transitions systems to one or more new, or among existing, external service providers, the Company may experience challenges that could have a material adverse effect on its results of operations or financial condition.

The Company is reliant upon technology and the disruption or malfunction in the Company's information systems could adversely affect the Company's business

The Company's industry depends upon the use of sophisticated technology and systems to process, transmit and store electronic information, including those utilized for the Company's sales, inventory, customer management, administrative systems, business processes including product development, marketing, sales, order processing, production, distribution, finance and intracompany communications throughout the world. Consequently, disruptions or malfunctions in technology can impact the Company's revenue. The operation of many of these systems is dependent upon third party data communication networks and software upgrades, maintenance and support. Furthermore, a significant portion of the communications between, and storage of personal data of, the Company's personnel, customers, and suppliers depend on information technology. The Company's information technology systems, and the systems of the parties the Company communicates and collaborates with, may be vulnerable to a variety of interruptions due to events beyond the Company's control, including, but not limited to, network or hardware failures, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyberattacks by common hackers, criminal groups or nation-state organizations or social-activist (hacktivist) organizations, geopolitical events, natural disasters, failures or impairments of telecommunications networks, or other catastrophic events.

Accordingly, an extended interruption in the ability of any system to function could significantly curtail, directly and indirectly, the Company's ability to conduct its business and generate revenue. The Company's information technology systems can be expected to require refinements and there is the risk that advanced new technologies will be introduced. There can be no assurance that as various systems and technologies become outdated or new technology is required, the Company will be able to replace or introduce them as quickly as the Company's competitors or within budgeted costs for such technology. There can be no assurance that the Company's will achieve the benefits that may have been anticipated from any new technology or system. Further, there can be no assurance that disruptions of the operation of these systems will not occur because of failures related to the Company's internal or third-party systems and support.

The Company is subject to risks related to cybersecurity
Cyber threats are constantly evolving, and this increases the difficulty of detecting and successfully defending against them. These events could compromise the Company's confidential information, impede or interrupt the Company's business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. While the Company will implement administrative and technical controls and takes other preventive actions to reduce the risk of cyber incidents and protect the Company's information technology, they may be insufficient to prevent physical and electronic break-ins, cyber-attacks or other security breaches to the Company's computer systems. In addition, the Company could experience cyber-attacks, privacy breaches, data breaches or other incidents that result in unauthorized disclosure of customer, employee or Company information. If the Company's suffers a loss as a result of a breach or other breakdown in the Company's technology, including such cyber-attack, privacy breaches, data breaches or other incident involving one of the Company's vendors, that result in unauthorized disclosure or significant unavailability of business, financial, personal or stakeholder information, the Company's may suffer reputational, competitive and/or business harm and may be exposed to legal liability, which may adversely affect the Company's results of operations and/or financial condition. The misuse, leakage or falsification of information could result in violations of data privacy laws, the Company may become subject to legal action and increased regulatory oversight. The Company could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems. In addition, if the Company's suppliers or customers experience such a breach or unauthorized disclosure or system failure, their businesses could be disrupted or otherwise negatively affected, which may result in a disruption in the Company's supply chain, which could adversely affect the Company's business operations. The Company seeks to minimize the impact of these attacks through various technologies, processes and practices designed to help protect the Company's networks, systems, computers and data from attack, damage or unauthorized access.

However, there are no guarantees that the Company's cyber-security practices will be sufficient to thwart all attacks. While the Company may carry cyber breach, property and business operation interruption insurance, the Company may not be sufficiently compensated for all losses it may incur. These losses include not only a loss of revenues but also potential reputational damage to the Company's brand and litigation, fines or regulatory action against the Company. Furthermore, the Company may also incur substantial remediation costs to repair system damage as well as satisfy liabilities for stolen assets or information that may further reduce the Company's profits.

Failure to maintain the integrity of internal or customer data could result in faulty business decisions, damage of reputation and/or subject the Company to costs, fines or lawsuits
The Company's business requires the collection and retention of internal and customer data, including credit card numbers and other personally identifiable information of the Company's employees and customers as such information is entered into, processed, summarized, and reported by the various information systems the Company uses. The integrity and protection of that customer, employee, and company data is critical to the Company. The Company's customers have a high expectation that the Company will adequately protect their personal information, and the regulatory environment surrounding information security and privacy is increasingly demanding, both in the United States and in international jurisdictions. If the Company fails to maintain compliance with the various U.S. and international laws and regulations applicable to the protection of such data or with the Payment Card Industry ("PCI") data security standards, the Company's ability to process such data could be adversely impacted and expose the Company to fines, litigation or other expenses or sanctions.

Changes in privacy laws could adversely affect the Company's ability to utilize customer data and market its products effectively and could impact the Company's results from operations or result in costs and fines
The Company's business operations are subject to various U.S. and international privacy and data protection laws. Any future changes or restrictions in United States or international privacy and data protection laws could adversely affect the Company's operations, including the Company's ability to utilize customer data, which could adversely impact the Company's finances. Compliance with such future changes or restrictions could result in significant costs. Failure to comply could expose the Company to fines, litigation, or other expenses or sanctions. The Company may also rely on a variety of direct marketing techniques, including telemarketing, email, online marketing and postal mailings. Any future restrictions in laws such as Telemarketing Sales Rule, CANSPAM Act, and various U.S. state and international laws, or new federal laws regarding marketing and solicitation or international data protection laws that govern these activities could adversely affect the continuing effectiveness of telemarketing, email and postal mailing techniques and could force changes in the Company's marketing strategies. If this occurs, the Company may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of the Company's revenues.

The Company's marketing and advertising strategies may not be successful
The Company's products are marketed in the United States and internationally through a diverse spectrum of advertising, marketing and promotional programs, with its products being marketed specifically for its target audience in the regions and countries in which those products are offered. The Company's marketing efforts are centered on generating brand awareness and driving retailer and consumer demand for its products. The Company strives to educate consumers on its products, develop tools and platforms to drive consumer engagement

and establish a recognizable shelf presence using displays and recognizable packaging. The Company's campaigns are launched across a varied communications platform, including digital and social media, magazines and newspapers and email. In addition, the Company seeks editorial coverage for its products in digital, social and print media. If these marketing and advertising programs and strategies are not successful, the Company's product sales and brand reputation may be affected.

There may be claims made against the Company from time to time that could result in litigation, distract management from the Company's business activities and result in significant liability or damage to the Company's brand. The Company may also experience product recalls

As a small company with expanding operations, the Company increasingly faces the risk of litigation and other claims. Litigation and other claims may arise in the ordinary course of the Company's business and, in addition to product-oriented allegations and personal injury claims, include without limitation employee and customer claims, commercial disputes, and intellectual property issues. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Litigation and other claims against the Company, even if the Company is ultimately successful, could result in unexpected expenses and liabilities, which could materially and adversely affect the Company's operations, financial condition and reputation. The Company could still be subject to material product claims if people are harmed by or otherwise take issue with the Company's products or the claims made about such products, which could increase the Company's costs and adversely affect its reputation, revenues and operating income. Some of the products the Company markets, sells or distributes may expose the Company to advertising, labelling, warranty, consumer Class Action, or product liability claims relating to personal injury or environmental damage, and may require product recalls, relabeling, repackaging, reformulation or other actions.

The Company may initiate or participate in product recalls, withdrawals or seizures if any of the Company's products are believed to cause injury or if the Company is alleged to have violated governmental regulations in the creation, labelling, promotion, sale or distribution of its products in one or more jurisdictions. A significant product recall, withdrawal or seizure may require significant management attention, would likely result in substantial and unexpected costs and may materially and adversely affect the Company's business, financial condition and results of operations. Product recalls may lead to increased scrutiny of the Company's operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses. Furthermore, a significant product recall, withdrawal or seizure may adversely affect consumer confidence in the Company's products and thus decrease consumer demand for its products. If products are offered for sale by the Company do not comply with applicable regulatory and legal requirements in a particular country, the Company may be prohibited from marketing and selling such products in that country, may be required to recall or remove such products from the market, or may be subject to other regulatory actions, and may face lawsuits or other claims related to any alleged non-compliance, which could materially and adversely affect the Company's business, financial condition and results of operation. Although the Company maintains liability insurance to mitigate potential claims, it cannot be certain that the coverage will cover any or all losses, expenses, damages or liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all.

The Company's success depends on its ability to operate its business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and other proprietary rights of third parties

The Company's commercial success depends in part on its ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets, publicity and other proprietary rights of others. The Company cannot be certain that the conduct of its business does not and will not infringe, misappropriate or otherwise violate such rights. From time to time, the Company may receive allegations of intellectual property infringement, and third parties may file claims against the Company with allegations of intellectual property infringement. To the extent the Company gains greater visibility and market exposure, it may also face a greater risk of being the subject of such claims and litigation. For these and other reasons, third parties may allege that the Company's products or activities infringe, misappropriate, dilute or otherwise violate their trademark, patent, copyright, trade secret, publicity or other proprietary rights.

Defending against allegations and litigation could be expensive, occupy significant amounts of time, divert management's attention from other business concerns and have an adverse impact on the Company's ability to bring products to market. In addition, if the Company is found to infringe, misappropriate, dilute or otherwise violate third-party trademark, patent, copyright, trade secrets, publicity or other proprietary rights, the Company's ability to use brands to the fullest extent it plans may be limited, the Company may need to obtain a license, which may not be available on commercially reasonable terms, or at all, or the Company may need to redesign or rebrand its marketing strategies or products, which may not be possible. The Company may also be required to pay substantial damages or be subject to an order prohibiting it and its retail partners from importing or selling certain products or engaging in certain activities. The Company's inability to operate its business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and proprietary rights of others could have a material adverse effect on its business, financial condition and results of operations.

The Company relies on third party suppliers, manufacturers, distributors and other vendors, and they may not continue to produce products or provide services that are consistent with the Company's standards or applicable regulatory requirements, which could harm the Company's brand, cause consumer dissatisfaction, and require it to find alternative suppliers of its products or services

The Company does not own or operate any manufacturing facilities. The Company uses third-party suppliers and manufacturers to source and manufacture all of its products. The Company engages its third-party suppliers and manufacturers on a purchase order basis. Consequently, the Company's suppliers and manufacturers have no continuing obligations to provide services or to guarantee capacity, which could affect the Company's ability to sell products. The ability of these third parties to supply and manufacture products may be affected by competing orders placed by other customers and the demands of those customers, or by events beyond the control of such third-party suppliers and manufacturers, in which case the Company's ability to and the way the Company supplies products to consumers may be impacted. If the Company experiences significant increases in demand or need to replace a significant number of existing suppliers or manufacturers, there can be no assurance that additional supply and manufacturing capacity will be available when required on terms that are acceptable to the Company, or at all, or that any supplier or manufacturer will allocate sufficient capacity to the Company in order to meet its requirements. The Company may outsource significant portions of its distribution process, as well as certain technology-related functions, to third-party service providers. Specifically, the Company may rely on third-party distributors to sell its products in several foreign countries and may be dependent on a single third-party vendor for credit card processing. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices the Company expects, or the costs and disruption incurred in changing these outsourced functions to being performed under the Company's management and direct control or that of a third-party, may have a material adverse effect on the Company's business, financial condition and results of operations. Further, the Company's third-party manufacturers, suppliers and distributors may:

- have economic or business interests or goals that are inconsistent with the Company's;
- take actions contrary to the Company's instructions, requests, policies or objectives or applicable law;
- be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet the Company's production deadlines, quality standards, pricing guidelines and product specifications, and to comply with applicable regulations, including those regarding the safety and quality of products and ingredients;
- have financial difficulties;• encounter raw material or labor shortages;
- encounter increases in the costs of raw materials and labor costs which may affect the Company's procurement costs;
- disclose the Company's confidential information or intellectual property to competitors or third parties;
- engage in activities or employ practices that may harm the Company's reputation;
- experience disruptions in operations at their manufacturing facilities or distribution centers; and work with, be acquired by, or come under control of, the Company's competitors.

The occurrence of any of these events, alone or together, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, such problems may require the Company to find new third¬ party suppliers, manufacturers or distributors, and there can be no assurance that the Company would be successful in finding third-party suppliers, manufacturers or distributors meeting the Company's standards of innovation and quality. The management and oversight of the engagement and activities of the Company's third-party suppliers, manufacturers and distributors requires substantial time, effort and expense of the Company's employees, and the Company may be unable to successfully manage and oversee the activities of its third-party manufacturers, suppliers and distributors. If the Company experiences any supply chain disruptions caused by the manufacturing process or by the Company's inability to locate suitable third-party manufacturers or suppliers, or if the Company's manufacturers or raw material suppliers experience problems with product quality or disruptions or delays in the manufacturing process or delivery of the finished products or the raw materials used to make such products, the Company's business, financial condition and results of operations could be materially and adversely affected.

If the Company fails to manage its inventory effectively, its results of operations, financial condition and liquidity may be materially and adversely affected

The Company's business requires it to manage inventory effectively. The Company may at times depend on its forecasts of demand for, and popularity of, various products to make purchase decisions and to manage its inventory of SKUs. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to its products and other factors, and the Company's consumers may not purchase products in the quantities that the Company expects. It may be difficult to accurately forecast demand and determine appropriate levels of product or componentry. If the Company fails to manage its inventory effectively or negotiate favorable credit terms with third-party suppliers, it may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if the Company is required to lower sale prices to reduce inventory level or to pay higher prices to its suppliers, the Company's profit margins might be negatively affected. Any of the above may materially and adversely affect the Company's business, financial condition and results of operations.

The Company may experience difficulties in maintaining or expanding its sales in its current and targeted international markets and its international sales expose the Company to risks and expenses inherent in operating or selling products in foreign jurisdictions, and developing and emerging markets in particular, where the risks may be heightened

There can be no assurance that the Company will be able, in the future, to transact with international distribution partners or any other similar distributor on favorable terms or at all. Several factors, including legal and regulatory compliance, and weakened economic conditions in any of the Company's international markets, could adversely affect such growth. Additionally, the Company's entry into new international markets requires management attention and financial resources that would otherwise be spent on other parts of the Company's business. Some of the countries in which the Company sells its products, or otherwise have an international presence, are to some degree subject to political, economic and/or social instability. The Company's international sales expose it to risks and expenses inherent in operating or selling products in foreign jurisdictions and developing and emerging markets in particular where the risks may be heightened. The substantial up-front investment required, the lack of consumer awareness of the Company's products in these jurisdictions, differences in consumer preferences and trends between jurisdictions, the risk of inadequate intellectual property protections and differences in packaging, labelling, cosmetics and related laws, rules and regulations are all substantial matters that need to be evaluated prior to doing business in new territories. The Company cannot be assured that its international efforts will be successful. In addition to the risks mentioned elsewhere, these risks and expenses could have a material adverse effect on the Company's business, results of operations or financial position and include without limitation:

- adverse currency exchange rate fluctuations;
- risks associated with complying with laws and regulations in the countries in which the Company's products are sold, including without limitation requirements pertaining to product advertising, labelling or ingredient use, and requirements to apply for and obtain licenses, permits or other approvals for the Company's products, and the delays associated with obtaining such licenses, permits or other approvals;
- the costs of adapting the Company's products for sale in foreign countries, including to change the Company's formulations, formats, labelling or packaging;
- multiple, changing, and often inconsistent enforcement of laws, rules and regulations, including regulations and standards relating to consumer health products;
- risks associated with the reliance on the Company's international distribution partners, including the possible failure of the Company's international distribution partners to appropriately understand, represent and effectively market and sell the Company's products;
- damage to the Company's reputation or brand if counterfeit versions of the Company's products are introduced into the Company's international markets;

- the imposition of additional foreign governmental controls or regulations, new or enhanced trade restrictions or non-tariff barriers to trade, or restrictions on the activities of foreign agents, representatives, and distributors;

- increases in taxes, tariffs, customs and duties, or costs associated with compliance with import and export licensing and other compliance requirements;

- the imposition of restrictions on trade, currency conversion or the transfer of funds or limitations on the Company's ability to repatriate earnings in a tax effective manner;

- the imposition of United States and/or international sanctions against a country, company, person or entity with whom the Company does business that would restrict or prohibit the Company's continued business with the sanctioned country, company, person or entity;

- downward pricing pressure on the Company's products in the Company's international markets, due to competitive factors or otherwise;

- laws and business practices favoring local companies;

- political, social or economic unrest or instability, including without limitation military conflicts and acts of terrorism;

- greater risk on credit terms, longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

- difficulties in enforcing or defending intellectual property rights; and

- the effect of disruptions caused by severe weather, natural disasters, outbreak of disease or other events that make travel to a particular region less attractive or more difficult.

The Company's international efforts may not produce desired levels of sales. Furthermore, the Company's experience with selling products in its current international markets may not be relevant or may not necessarily translate into favorable results if the Company sells in other international markets. If and when the Company enters into new markets in the future, the Company may experience different competitive conditions, less familiarity with the Company's brands and/or different consumer tastes and spending patterns. As a result, the Company may be less successful than expected in expanding the Company's sales in its current and targeted international markets. Sales into new international markets may take longer to ramp up and reach expected sales and profit levels, or may never do so, thereby affecting the Company's overall growth and profitability. To build brand awareness in these new markets, the Company may need to make greater investments in legal compliance, advertising and promotional activity than originally planned, which could negatively impact the expected profitability of the Company's sales in those markets. These or one or more of the factors listed above may harm the Company's business, results of operations or financial condition. Any material decrease in the Company's international sales or profitability could also adversely impact the Company's overall business, results of operations or financial condition. Furthermore, some of the Company's operations and sales may be conducted in parts of the world that experience illegal sales practices or corruption or are operated under legal system susceptible to undue influences to some degree. Although the Company has policies and procedures in place that are designed to promote legal and regulatory compliance, the Company's employees, distribution partners and consultants could take actions that violate applicable anti-corruption laws or regulations. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company's business, results of operations or financial position.

The Company is subject to insurance-related risks
The Company plans to, at some time in the future, purchase liability insurance, business interruption and property insurance and the Company's insurance coverage will include

deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that the insurance coverage will be sufficient, or that insurance proceeds will be timely paid to the Company. In addition, there are types of losses the Company may incur but against which it cannot be insured or which the Company believes are not economically reasonable to insure, such as losses due to acts of war or certain natural disasters. If the Company incurs these losses and they are material, the Company's business, operating results and financial condition may be adversely affected. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, the Company may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes. Although the Company currently insures the Company's inventory, its insurance coverage may not be sufficient to cover the full extent of any loss or damage to its inventory or its third party distribution facilities, and any loss, damage or disruption of these facilities, or loss or damage of the inventory stored there, could materially and adversely affect the Company's business, financial condition and results of operations.

Use of social media may materially and adversely affect the Company's reputation or subject it to fines or other penalties

The Company uses or may use the internet and social media networks including Facebook, Instagram, TikTok and Twitter/X to reach customers. Negative commentary regarding the Company or its products may be posted on the Company's social media platforms and may be adverse to the Company's reputation or business. The Company's target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording the Company an opportunity for redress or correction. The Company also uses these third-party social media platforms as marketing tools. As e-commerce and social media platforms continue to rapidly evolve, the Company must continue to maintain a presence on these platforms and establish presence on new or emerging popular social media platforms. If the Company is unable to cost-effectively use social media platforms as marketing tools, the Company's ability to acquire new consumers and the Company's financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by the Company, the Company's employees or third parties, whether or not acting at the Company's direction, to abide by applicable laws and regulations in the use of these platforms and devices could subject it to regulatory investigations, lawsuits, liability, fines or other penalties and have a material adverse effect on the Company's business, financial condition and results of operations. In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on the Company to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. The inability of or failure by the Company to timely or properly monitor all product promotion conducted online or through social media or elsewhere may also subject the Company to regulatory action, lawsuits, liability, fines or other penalties and have a material adverse effect on the Company's business, financial condition or results of operations.

Compliance with existing and changes in legal, regulatory and industry standards may adversely affect the Company's business

In the United States and in the Company's international markets, the manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of the Company's products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at all levels of government in the United States and other foreign jurisdictions. There is currently no uniform regulation applicable to the Company's products worldwide. There can be no assurance that the Company is in compliance with all of these laws, regulations and other constraints. The Company's failure to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact the Company's business, financial condition and results of operations. In addition, a change in existing legal, regulatory, and industry standards or the adoption of new laws, regulations, standards or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead the Company to discontinue product sales and may have an adverse effect on the packaging, labelling or marketing of the Company's products, resulting in significant loss of sales and production delays. The introduction of new environmental laws affecting the size or materials composition of the Company's packaging could impact the visibility of the Company's products on the display shelves of the Company's retail partners or require necessary changes to product formulation, labelling, packaging or marketing, which may result in significant loss of sales or production delays. Any of the foregoing could have a material adverse effect on the Company's business, financial condition or results of operations. In the United States products are regulated by the FTC and other regulatory bodies. Governmental regulations in countries where the Company plans to commence or expand operations may prevent or delay entry into those markets or require the Company to incur additional costs. In addition, the Company's ability to sustain satisfactory levels of sales in the Company's existing markets is dependent in significant part on the Company's ability to introduce additional products into such markets. However, governmental regulations in the Company's existing markets, both domestic and international, can delay or prevent the introduction, or require the reformulation, relabeling or withdrawal, of certain of the Company's products. Further, such regulatory action, whether it results in a final determination adverse to the Company, could create negative publicity, with detrimental effects on sales and brand reputation. There has been an increase in regulatory activity and activism in certain foreign markets, and the regulatory landscape is becoming more complex with increasingly strict requirements. There has been increased legal and regulatory scrutiny of product ingredients and labelling and marketing claims under existing and new regulations. Such anticipated regulatory and standards changes may introduce some risk and harm to the Company's operations if the Company's products or advertising activities are found to violate existing or new laws or regulations or if the Company is not able to affect necessary changes to the Company's products in a timely and efficient manner to respond to changes in or new regulations. If this trend continues, the Company may find it necessary to alter some of the ways the Company has traditionally manufactured and marketed the Company's products to stay in compliance with a changing regulatory landscape, and this could add to the costs of the Company's operations and have an adverse impact on the Company's business. To the extent federal, provincial, state, local or foreign regulatory changes regarding consumer protection, or the ingredients, claims or safety of the Company's products occur in the future, they could require the reformulation or discontinuation of certain of the Company's products, revisions to the product packaging or labelling, or adjustments in the Company's or the Company's third-party manufacturer's, supplier's or distributor's operations and systems, any of which could result in, among other things, increased costs, delays in production or product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on the Company's business, financial condition and results of operations. Noncompliance with applicable regulations could result in enforcement action by or regulatory authorities, including but not limited to product seizures, injunctions, product recalls, and criminal or civil monetary penalties, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Facilities of the Company's third-party manufacturers may be subject to audit, inspection, or regulation by regulatory authorities

Facilities of the Company's third-party manufacturers may be subject to audit, inspection, or regulation by applicable regulatory authorities. The Company's operations could be harmed if regulatory authorities make determinations that the Company, or its vendors and business partners, are not in compliance with applicable regulations. If a regulatory authority discovers or otherwise becomes aware of a violation of law, it may, among other things, enjoin the Company's manufacturer's operations, seize product, and impose administrative, civil or criminal penalties. If the Company or its manufacturers fail to comply with applicable regulatory requirements, the Company could be required to take costly corrective actions, including without limitation suspending manufacturing operations, changing product formulations, suspending sales, or initiating product recalls. In addition, compliance with applicable regulations has increased and may further increase the cost of manufacturing certain of the Company's products as the Company works with the Company's vendors to assure they are qualified and in compliance. Any of these outcomes could have a material adverse effect on the Company's business, financial condition and results of operations.

Government regulations and private party actions relating to the marketing and advertising of the Company's products may restrict, inhibit or delay the Company's ability to sell the Company's products and harm the Company's business, financial condition and results of operations

Government authorities regulate advertising and product claims regarding the nature, performance and benefits of the Company's products. These regulatory authorities typically require a reasonable basis to support any marketing claims. What constitutes a reasonable basis for substantiation can vary widely from market to market, and there is no assurance that the efforts that the Company undertakes to support the Company's claims will be deemed adequate for any product or claim. A significant area of risk for such activities relates to improper or unsubstantiated claims about the Company's products and their use or safety. If the Company is unable to show adequate substantiation for the Company's product claims, or the Company's promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FTC or other regulatory authorities could take enforcement action or impose penalties, such as monetary consumer redress, requiring the Company to revise its marketing materials, amend the Company's claims or stop selling certain products, all of which could harm the Company's business, financial condition and results of operations. Any regulatory action or penalty could lead to threatened or actual private party claims or actions, including Class Actions, or such claims and actions may arise in the absence of regulatory action or requirements. These claims or actions, particularly any unfavorable resolution thereof, may restrict, inhibit or delay the Company's ability to sell products and could further harm the Company's business, financial condition and results of operations.

Inflation, recession, higher interest rates or deflation could adversely affect our business and financial results

Inflation and higher interest rates can adversely affect us by increasing costs of materials and labor and by reducing consumer spending. A recession could affect consumer demand for our products, and spending on consumer products in general, as well as have negative impacts on our business. Also, deflation could cause an overall decrease in spending and borrowing capacity, which could lead to deterioration in economic conditions and employment levels.

Deflation could also cause the value of our inventory and our business to decline. These, or other factors related to the U.S. and world economy could have a negative impact on our business or financial results.

Changes in Tariffs, Trade Policies, and Geopolitical Conditions Could Materially Increase Our Costs and Disrupt Our Supply Chain

Some of our products, components, and raw materials are primarily sourced from manufacturers located outside the United States, including China. U.S. trade policies, Section 301 tariffs, anti-dumping duties, countervailing duties, customs classifications, and other import-related regulations can change with little notice. Existing tariffs on products we sell and related materials may increase, new tariffs may be imposed, or exemptions may expire. Any such changes could materially increase our landed costs, reduce margins, force price increases, or require us to reconfigure sourcing relationships. Geopolitical instability, diplomatic tensions, sanctions, public-health emergencies, port congestion, and transportation bottlenecks could further restrict or delay imports. We may not be able to pass increased costs on to customers without reducing demand. These factors may negatively affect your investment.

Our Business Is Highly Exposed to Currency Fluctuations and International Logistics Costs

Even when tariff rates remain stable, our manufacturing costs are affected by exchange-rate movements, freight surcharges, fuel costs, container shortages, and global logistics disruptions. International shipping rates, especially trans-Pacific rates, can fluctuate dramatically within short periods. Significant increases in freight or currency volatility could raise our cost of goods sold, delay inventory deliveries, or require substantial working capital to maintain adequate inventory levels.

We Rely on a Limited Number of Foreign Manufacturers, Which Increases Our Supply Chain Risk

We depend on a small number of third-party manufacturers to produce our products. If any of these manufacturers experience financial distress, operational issues, labor shortages, quality-control failures, regulatory investigations, natural disasters, pandemics, or power shortages, our ability to obtain inventory could be materially impaired. Because many of these manufacturers also produce goods for other brands, we may not be a priority customer, and we may face production delays during peak season. Replacing a manufacturer, especially one located abroad, can be costly and time-consuming, and alternative manufacturers may not meet our quality, certification, volume, pricing, or timing requirements.

Manufacturing in Foreign Jurisdictions Exposes Us to Compliance, Labor, and Political Risks That Are Outside Our Control

Our overseas manufacturing partners are subject to local labor laws, environmental regulations, safety standards, factory-audit regimes, and political conditions that differ from those in the United States. Changes in these laws or enforcement priorities such as wage increases, labor-union actions, factory inspections, emissions restrictions, or shutdown mandates may increase our production costs or interrupt supply. We have limited ability to monitor compliance directly, and any violation by a supplier could expose us to reputational harm, customs delays, or regulatory scrutiny.

We Do Not Control the Day-to-Day Operations of Our Third-Party Manufacturers, and Quality or Ethical Issues Could Harm Our Brand and Business

Because our product production occurs at facilities we do not own or operate, we rely on contract manufacturers to maintain appropriate quality standards, ethical labor practices, and regulatory compliance. Defects, substandard materials, inconsistent quality control, or failure to comply with social-responsibility requirements could result in product recalls, warranty claims, customer dissatisfaction, negative publicity, or loss of retail relationships. Any such event could materially and adversely affect our business and reputation.

If We Are Forced to Move Production to New Regions or Suppliers, We May Face Higher Costs, Operational Delays, or Lower Product Quality

Tariff changes, geopolitical risks, or supplier performance issues may require us to transition production to alternative manufacturers or different countries. Establishing new supplier relationships involves significant lead times, tooling costs, prototype development, factory audits, certifications, and training. New suppliers may initially produce lower-quality goods or be unable to meet volume demands. Shifting production may also require revising our pricing model, renegotiating shipping contracts, or redesigning certain products.

Our Dependence on Overseas Manufacturing Subjects Us to Supply Chain Delays Beyond Our Control

We must forecast demand months in advance because production cycles and ocean freight transit times are long and subject to disruption. Delays at ports, changes in customs procedures, container shortages, carrier cancellations, weather-related events, strikes, and pandemics can materially affect our inventory flow. A delay in receiving goods can result in missed peak sales periods, higher expedited-shipping expenses, and lost revenue.

Outbreaks of communicable infections or diseases, pandemics, or other widespread public health crises in the markets in which our consumers or employees live and/or in which the Company or its distributors, retailers, and suppliers operate

The global COVID-19 pandemic and government measures taken in response to it adversely impacted our business, results of operations, capital spending, business planning, and financial condition, and may continue to do so depending on uncertain future developments. Global health concerns relating to the COVID-19 outbreak impacted the economic environment, and the outbreak significantly increased economic uncertainty. The outbreak resulted in governments and others implementing measures to try to contain the virus, such as travel restrictions, social distancing, mandatory vaccinations, restrictions on employing or otherwise interacting with individuals who chose to not receive vaccinations and restrictions on business operations which have impacted consumers and businesses. These measures adversely impacted our business and may further impact our workforce and operations and the operations of our business partners, customers, stakeholders, and suppliers. While these measures have either eased or been lifted in most cases, another resurgence of the COVID-19 virus or another communicable illness could cause those measures to be reinstated or other even more restrictive measures to be implemented. The extent to which current health measures are removed, or new measures are put in place will depend on how the COVID-19 virus and other infectious diseases evolve, as well as the progress of the local and global roll-out and acceptance of vaccines or other measures aimed at preventing the spread of disease. Another widespread health crisis or the reemergence of severe COVID-19 pandemic conditions could negatively affect the economies and financial markets of many countries resulting in a global economic downturn which could negatively impact demand for our products and our ability to borrow money. Any of these events could have a material adverse effect on our business, liquidity, financial condition, results of operations and your investment.

<u>Ownership and Capital Structure; Rights of the Securities</u>

<u>Ownership</u>

The following table sets forth information regarding beneficial ownership of the Company's officers, directors and holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Name	Class A Common Voting Shares		Class B Common Non-Voting Shares		Total Shares	
	QTY	%	QTY	%	QTY	%
Adrian Nicholas Solgaard Janzen	160,000,000	93.7%	0	0.0%	160,000,000	82.8%

Adrian Nicholas Solgaard Janzen presently controls 93.7% of the voting power of all stock in the Company. Also note at the time of this filing, Rob Cooper was recently hired as Company president and an equity package is in the form of options will be granted to him with a one-year cliff and three-year vest. Over the course of the next 4 years, Rob will have the opportunity to earn stock options equivalent to 1.3% equity in the Company. This equity is not included in the charts in this section, and investors should consider the dilution that will occur when this equity package is finalized.

The following table sets forth information regarding beneficial ownership of all of the Company's securities, both voting and non-voting, specifically listing the officers (other than Rob Cooper, as noted above), directors and holders of 20% or more of the Class A Common voting securities and/or the Class B Common non-voting securities offered in this Regulation Crowdfunding Offering (the "Offering") if no Bonus Shares are issued. Note that the following tables do not include any shares that may be issued or dilution that may occur because of the SAFE agreements issued by the Company as discussed in the "The Company's Securities" section
 below.

Solgaard Design Inc. Cap Table 04.08.26 Regulation Crowdfunding Offering If All Shares Sold and No Bonus Shares Issued						
Name	Class A Common Voting Shares		Class B Common Non-Voting Shares		Total Shares	
	QTY	%	QTY	%	QTY	%
Adrian Nicholas Solgaard Janzen	160,000,000	93.7%	0	0.0%	160,000,000	80.8%
Other Shareholders	10,773,344	6.3%	13,806,048	50.5%	24,579,392	12.4%
Equity Incentive Plan Remaining	0	0.0%	7,754,000	28.4%	7,754,000	3.9%
Reg CF Investors From 2025 Offering	0	0.0%	825,780	3.0%	825,780	0.4%
Reg CF Investors in this Offering	0	0.0%	4,937,766	18.1%	4,937,766	2.5%
TOTAL	170,773,344	100.0%	27,323,594	100.0%	198,096,938	100.0%

The following table sets forth information regarding beneficial ownership of all of the Company's securities, both voting and non-voting, specifically listing the officers (other than Rob Cooper, as noted above), directors and holders of 20% or more of the Class A Common voting securities and/or the Class B Common non-voting securities offered in this Regulation Crowdfunding Offering (the "Offering")if all of the Shares are sold in the Offering prior to 11:59 PM Eastern on April 30, 2026, of the Early Investment Period, and taking into account the maximum amount of Bonus Shares that may be issued to illustrate the maximum dilution that could occur from the issuance of Bonus Shares.

Solgaard Design Inc. Cap Table 04.08.26 Regulation Crowdfunding Offering If All Shares Sold and Maximum Bonus Shares Issued						
Name	Class A Common Voting Shares		Class B Common Non-Voting Shares		Total Shares	
	QTY	%	QTY	%	QTY	%
Adrian Nicholas Solgaard Janzen	160,000,000	93.7%	0	0.0%	160,000,000	80.0%
Other Shareholders	10,773,344	6.3%	13,806,048	47.1%	24,579,392	12.3%
Equity Incentive Plan Remaining	0	0.0%	7,754,000	26.5%	7,754,000	3.9%
Reg CF Investors From 2025 Offering	0	0.0%	825,780	2.8%	825,780	0.4%
Reg CF Investors in this Offering	0	0.0%	6,912,873	23.6%	6,912,873	3.5%
TOTAL	170,773,344	100.0%	29,298,701	100.0%	200,072,045	100.0%

The only Shares being offered in this Offering are Class B Common Stock.

In some cases, as a part of the equity set out above, certain individuals and entities may have been granted or will be granted the Company's securities, some of which may contain various conversion clauses, vesting schedules and forfeit provisions. Some may be based upon continued employment or continued provision of services, for example, and some may not vest until certain future occurrences such as a liquidity event happens. Additionally, 487,500 of the Class B Common Shares in the Other Shareholder category in the tables above are in the form of warrants granted to Kendall Almerico, the securities attorney who prepared this Form C and Offering Statement, as partial compensation for services rendered. If any investor has more specific questions related to these issues, please review the exhibits to this Form C and Offering Statement, and inquire of Company's management.

The Company's Securities

There are 256,000,000 total shares of all classes of stock authorized at present in the Company divided into two classes: Class A Common Stock (192,000,000 authorized shares at $0.00001 par value) and Class B Common Stock (64,000,000 authorized shares at $0.00001 par value) In 2025, the Company effectuated a 16:1 forward stock split by which all existing shareholders received 16 shares for each share previously held by the shareholders prior to the split without affecting the value of each share of stock. For a detailed description of the rights of each class of shares, please review the Company's Second Amended Articles of Incorporation and Bylaws at Exhibit G.

The Company has authorized Class A Common Stock and Class B Common Stock. The Company has also issued convertible notes, and SAFE notes. As part of this Regulation Crowdfunding Offering, the Company will only be offering up to 4,937,766 Shares of Class B Common Stock, which includes share numbers rounded up for fractional shares, but does not include Bonus Shares. With the Bonus Shares offered the total amount of Shares that may be issued if the Offering is sold out and the maximum number of Bonus Shares are issued the total number of Shares of Class B Common Stock that would be issued from this Offering would be 6,912,873, which includes the maximum Bonus Shares that could be issued under all possible scenarios.

Class A Common Stock

Class A Common Stock is not being offered in this Regulation Crowdfunding Offering.

The amount of Class A Common Stock authorized is 192,000,000 shares with a total of 193,159,172shares outstanding.

The holders of Class A Common Stock are entitled to vote on all matters that shareholders of the Company are entitled to vote on.

The Class A Common Stock is subject to a right of first refusal. Section 10.2 of the Company Bylaws: Right of First Refusal states:

In addition to and without limiting the effect of Section 10.1, if the Stockholder desires to transfer any of his Shares pursuant to Section 10.1.2(vii) above, then the Stockholder shall first give written notice thereof to the Corporation. The notice shall (i) name the proposed transferee, (ii) state (a) the number of Shares to be transferred, (b) the proposed consideration and (c) all other terms and conditions of the proposed transfer, (iii) be signed by such Stockholder and the proposed purchaser or transferee, (iv) must constitute a binding commitment subject to the Corporation's right of first refusal as set forth herein, (v) be accompanied by proof satisfactory to the Corporation or its legal counsel that the proposed sale or transfer will not violate any applicable U.S. federal, state or other securities laws, and (vi) offer the Shares at the same price and upon the same terms (or terms as similar as reasonably possible) to the Corporation or its assignee(s). The notice shall not be deemed delivered for purposes of this Section 10.2 until the later of (i) such time as the transferring Stockholder shall have delivered the foregoing notice to the Corporation, (ii) such time as a Legal Opinion shall have been delivered to the Corporation, (iii) such time as an officer of the Corporation shall have confirmed in writing (including via email) that no such Legal Opinion shall be required with respect to the proposed transfer (or is not required to be delivered until a time reasonably in advance of the consummation of the proposed transfer).

For thirty (30) days following receipt of such notice, the Corporation and/or its assignee shall have the option to purchase all (but not less than all) of the Shares specified in the notice at the price and upon the terms (or terms as similar as reasonably possible) set forth in such notice; provided, however, that, with the consent of the transferring Stockholder, the Corporation shall have the option to purchase a lesser portion of the Shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the Shares, and that is not otherwise exempted from the provisions of this Section 10.2, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the Shares or, with consent of the transferring Stockholder, a lesser portion of the Shares, it shall give written notice to the transferring Stockholder of its election and settlement for said Shares shall be made as provided below in the next paragraph.

In the event the Corporation and/or its assignee(s) elect to acquire any of the Shares of the transferring Stockholder as specified in said transferring Stockholder's notice, the Secretary of the Corporation shall so notify the transferring Stockholder and settlement thereof shall be made in cash within sixty (60) days after the Secretary of the Corporation receives said transferring Stockholder's notice; provided that if the terms of payment set forth in said transferring Stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said Shares on the same terms and conditions set forth in said transferring Stockholder's notice.

In the event the Corporation and/or its assignees(s) do not elect to acquire all of the Shares specified in the transferring Stockholder's notice, said transferring Stockholder may, within the sixty (60)-day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the Shares specified in said transferring Stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring Stockholder's notice. All Shares so sold by said transferring Stockholder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

Anything to the contrary contained herein notwithstanding, a Permitted Transfer shall be exempt from the provisions of this Section 10.2.

Class B Common Stock (The Shares Being Sold In This Offering)

The amount of Class B Common Stock authorized is 64,000,000 Shares with a total of 22,385,828 Shares outstanding. The Class B Common Stock has no voting rights other than those reserved by law. The Class B Common Stock has the same economic rights as the Class A Common Stock.

The holders of Class B Common Stock are not entitled to vote on any matters that shareholders of the Company are entitled to vote on, unless required by law.

The Class B Common Stock is also subject to the Right of First Refusal as detailed above in Class A Common Stock.

The Company currently has granted 7,754,000 Shares of Class B Common Stock in the form of unexercised options through an employee stock pool. Additionally, the Company has authorized 6,130,304 additional Shares of Class B Common Stock reserved in the employee stock pool.

Convertible Notes

The Company had previously issued a convertible note as set out in the Company's financial statements. Please see the Company's financial statements for details of the convertible note as of December 31, 2024. In May 2025, the Company replaced its existing lender and either extinguished or restructured all promissory notes. Additionally, during this process all convertible notes were restructured into promissory notes and/or SAFE notes. As a result, the Company no longer has any convertible notes outstanding.

SAFE Notes

As noted in the Company's financial statements the Company entered into a Simple Agreement for Future Equity (SAFE) agreement with an investor in 2022. However, in May 2025, all convertible notes were restructured into promissory notes and/or SAFE notes. As a result, the Company no longer has any convertible notes outstanding but now has the following SAFE notes outstanding:

SAFE 1:
Amount: $473,350.69
Issuance Date: May 23, 2025
Discount Rate: 15%

SAFE 2:
Amount: $250,000
Issuance Date: August 28th, 2025
Discount Rate: 50%

SAFE 3:
Amount: $200,000
Issuance Date: August 28th, 2025
Discount Rate: 15%

SAFE 4:
Amount: $200,000
Issuance Date: August 28th, 2025
Discount Rate: 50%

SAFE 5:
Amount: $150,000
Issuance Date: August 28th, 2025
Discount Rate: 50%

SAFE 6:
Amount: $125,000
Issuance Date: August 27th, 2025
Discount Rate: 50%

SAFE 7:
Amount: $100,000
Issuance Date: August 28th, 2025
Discount Rate: 50%

SAFE 8:
Amount: $50,000
Issuance Date: August 28th, 2025
Discount Rate: 50%

SAFE 9:
Amount: $25,000
Issuance Date: August 28th, 2025
Discount Rate: 50%

SAFE 10:
Amount: $25,000
Issuance Date: August 28th, 2025
Discount Rate: 50%

Promissory Notes:

As noted above, in May 2025, the Company replaced its existing lender and either extinguished or restructured all promissory notes. Additionally, during this process all convertible notes were also restructured into promissory notes and/or SAFE notes. The following is a list of all promissory notes outstanding as of the date of this Form C filing.

Note 1:
Amount Outstanding: $9,000,000
Maturity Date: April 30, 2028
Interest Rate: 16%

Note 2:
Amount Outstanding: $500,000
Maturity Date: May 31, 2028
Interest Rate: 13%

Note 3:
Amount Outstanding: $100,000
Maturity Date: N/A (Can be repaid at any time)
Interest Rate: 17%

Note 4:
Amount Outstanding: $50,000
Maturity Date: N/A (Can be repaid at any time)
Interest Rate: 20%

Investment Incentives and Bonus Shares

As a result of Bonus Shares, investors may pay an effective price per share that is lower than $0.89. The issuance of Bonus Shares will increase the total number of shares outstanding and will result in additional dilution to all investors, including those receiving fewer or no Bonus Shares.

Early Investor Bonus Shares:

Investors who submit their investment application by 11:59 PM Eastern on April 30, 2026, invest will receive 10% of Bonus Shares in addition to the Shares subscribed for.

Investors will also receive additional Bonus Shares based on their investment amount:

$2,500 to $4,999: 5% Bonus Shares Plus Product Perks: Carry-On Closet + Venture Backpack

$5,000 to $9,999: 7% Bonus Shares Plus Product Perks: Carry-On Closet + Venture Backpack

$10,000 to $14,999: 10% Bonus Shares Plus Product Perks: Carry-On Closet + Venture Backpack

$15,000 to $19,999: 15% Bonus Shares Plus Product Perks: Carry-On Closet + Venture Backpack

$20,000 to $24,999: 20% Bonus Shares Plus Product Perks: Carry-On Closet + Venture Backpack

$25,000+: 25% Bonus Shares + The Ultimate Travel Set (Carry-On Closet, Check-In Closet, Venture Backpack, Solarbank Boombox).

Eligible investors will also receive the following loyalty-based Bonus Shares:

Previous investors and crowdfunding backers: +5% Bonus Shares

Bonus Shares may be cumulative, and investors may qualify for multiple categories of Bonus Shares. Investment amount-based and product based-perks are not cumulative; investors only receive the Bonus Shares and products listed as part of the amount-based perks listed for the amount invested. As a result of Bonus Shares, investors may pay an effective price per share that is lower than $0.89.

All Shares issued in this Offering are of the same class and have identical rights, preferences, and privileges. The only difference among investors is the number of Shares received relative to the investment amount, the timing of investment and whether the investor was a prior investor of the Company or a backer of one of the Company's Kickstarter or Indiegogo crowdfunding campaigns.

Note that during the investment application process, Bonus Shares will not be reflected in the investment process but will be added to an Investor's shareholdings at the closing in which the investor's investment application is finalized. The Company reserves the right to determine eligibility for Bonus Shares, including verification of prior investment or customer status. For all details related to Bonus Shares and other perks, please see the section below entitled "Investment Incentives and Bonus Shares."

Note that an investor in this Regulation Crowdfunding Offering may receive:

- Bonus Shares for the early investment period set out above, and
- Bonus Shares on the tiers for investment amount, and
- Bonus Shares for the previous investors and crowdfunding backers as set out above.

For example, an investor who invests $2,500 by 11:59 PM Eastern on April 30, 2026, and who invested in a prior Regulation CF investment offering would receive the following:

- 10% Bonus Shares for the investment in this Offering by 11:59 PM Eastern on April 30, 2026, plus
- an additional 5% Bonus Shares for investment amount of $2,500-$4,999, plus
- an additional 5% Bonus Shares as a previous investor or crowdfunding backer

Note that while an investor in this Offering may receive Bonus Shares for the investment amount, bonuses in the investment amount category do not stack and are not cumulative. For example, an investor who invests $5,000.00 by 11:59 PM Eastern on April 30, 2026, will receive the 10% Early Investor Bonus Shares and an additional 7% (total of 17% Bonus Shares) for investing at least $5,000.00, but the investor does not receive the 5% Bonus Shares for investing at least $2,500.00 and 7% Bonus Shares for investing at least $5,000.00.

Bonus Shares will be issued to investors at the closing where investor's investment is finalized. The Company reserves the right to determine eligibility for Bonus Shares, including verification of prior investment. No Bonus Shares will be issued to anyone if the Offering closes without having met the Target Offering Amount. DealMaker Securities, LLC has not been engaged to assist in the distribution of the Bonus Shares and will not receive any compensation related to the Bonus Shares.

What it means to be a minority shareholder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuance of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another equity crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Investors receiving Bonus Shares will receive additional shares without additional consideration, resulting in a lower effective price per share than investors who do not receive such bonuses. This will result in dilution to investors who receive fewer or no Bonus Shares.

Transferability of securities

For a year, the securities can only be resold:
- In an IPO;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

During the past three years, we issued securities as disclosed above in the section entitled "Ownership and Capital Structure; Rights of the Securities." The Company also previously conducted a Regulation Crowdfunding offering during the preceding 12-month period, raising $609,295.94. This offering is separate from the Company's prior Regulation Crowdfunding offering

Financial Condition and Results of Operations

Financial Condition

Investors should read the following discussion of our financial condition and operating results together with the financial statements and related notes at the end of this Form C and Offering Statement. The discussion includes forward-looking statements that reflect current expectations but involve risks and uncertainties; actual results and the timing of events may differ materially for the reasons described under "Risk Factors" and elsewhere herein.

Except for statements of historical fact, the information in this Form C and Offering Statement and its exhibits addresses activities, events, or developments the Company and its management expect or plan for the future. These forward-looking statements - covering matters such as investment objectives, business strategy, projected capital expenditures, competitive strengths, goals, and prospects—are based on assumptions and analyses drawn from management's experience, historical trends, prevailing conditions, and anticipated developments. Whether actual results conform to these expectations depends on numerous factors beyond the Company's control, including general economic, market, or business conditions; changes in laws or regulations; fluctuations in oil and gas prices; and other risks discussed under "Risk Factors." Accordingly, all forward-looking statements in this Form C and Offering Statement and its exhibits are qualified by these cautionary statements, and no assurance can be given that Solgaard Design, Inc. will achieve the results anticipated by management.

Basis of Financial Statements

The Company previously filed reviewed (unaudited) financial statements for the years ended December 31, 2024 and 2023. The Company has since completed a full audit of those financial statements, conducted by Alice.CPA LLC in accordance with auditing standards generally accepted in the United States. The audited financial statements, which are included herein, supersede the previously filed reviewed financial statements and should be relied upon for all purposes.

The audit process resulted in certain reclassifications and adjustments to the financial statements. The principal categories of change are summarized below:

Revenue Presentation. The reviewed financial statements presented revenue on a net basis as a single line item. The audited financial statements present gross revenue with discounts, refunds, and allowances shown as a separate deduction, consistent with ASC 606. Certain amounts previously classified as general and administrative expenses were determined to be contra-revenue items and have been reclassified accordingly. In addition, approximately $1.0 million in third-party payment platform receivables previously included in other current assets were reclassified as a reduction to net revenue. As a result, audited net revenue for 2024 decreased from $47.0 million to approximately $46.0 million. Net revenue for 2023 was not materially affected.

Inventory and Cost of Goods Sold. The Company's books recorded inventory at the purchase price paid to the manufacturer (FOB cost). The audit determined that certain allocable costs, including inbound freight and customs duties, should be capitalized into inventory in accordance with ASC 330. This adjustment changes the timing of when these costs are recognized in the income statement but does not change the total amount of costs incurred. Warehouse storage fees were also reclassified from operating expenses to cost of goods sold to better reflect their nature.

Other Audit Adjustments. The auditor identified additional adjustments common to a first-time audit, including the capitalization of operating leases in accordance with ASC 842, the recognition of stock-based compensation expense, revenue cutoff adjustments, sales tax liability corrections, and interest accruals on outstanding debt. These adjustments bring the financial statements into full compliance with U.S. GAAP.

Capital Structure. The audited financial statements retroactively reflect a 16-for-1 forward stock split approved by the Board of Directors in November 2025. All share and per-share information has been adjusted for all periods presented. The reviewed financial statements did not reflect the stock split.

The Company's cash and cash equivalents, total liabilities, and underlying business operations were not materially affected by the adjustments described above. The net effect of all adjustments was to reduce the Company's reported net loss for the year ended December 31, 2024 and to increase the Company's accumulated deficit as of December 31, 2024, principally as a result of prior-period adjustments to the opening retained earnings balance.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Results of Operations

Revenue

The Company's revenues increased significantly in the past 5 years, from just over $3,000,000 in 2020, more than $13,000,000 in 2021, to more than $35,000,000 in 2022. In 2023, revenues were $55,879,805 and in 2024 revenues were $45,974,890.

This revenue growth is attributed to highly efficient marketing spend, great product-market fit, and strong customer satisfaction and repeat purchasing rates.

The increase in sales was across both D2C and B2B operating units fueled by investments in marketing, new product launches, and onboarding of overseas distributors.

There was a decrease in 2024 compared to 2023 which was primarily tied to a focus on marketing efficiency targets and some macroeconomic headwinds in the luxury goods industry.

Cost of Goods

The total cost of goods sold was $20,275,308 in 2024 compared to $27,114,864 in 2023. The year-over-year change is primarily attributable to audit adjustments that properly capitalized landed costs (including inbound freight and customs duties) into inventory and reclassified warehouse storage fees into cost of goods sold. These adjustments affect the timing of when costs are recognized in the income statement but do not change the total costs incurred by the Company.

Expenses

Total operating expenses decreased from $26,863,601 in 2023 to $24,504,909 in 2024. The decrease in expenses was related to finding operational efficiencies and a reduction in marketing spend.

Operating Activities

In 2024, net cash provided by operating activities was $1,351,434, compared to net cash used of $5,788,782 in 2023. The 2024 improvement reflects a reduction in inventory purchases as the Company sold through existing stock, as well as a decrease in other current assets. The decrease in other current assets includes approximately $1.0 million in third-party payment platform receivables that were reclassified as a reduction to net revenue in connection with the audit, consistent with the Company's revenue recognition policy under ASC 606. In 2023, substantial inventory investments to secure favorable pricing were the primary driver of negative operating cash flow.

Investing Activities

None

Financing Activities

Cash provided by financing activities was $275,787 in 2024 compared to $6,212,642 in 2023. In order to make investments in inventory and product development, in 2022-2024 the Company worked with a lender using revenue based financing lines of credit, each individual facility combined totals $44,800,000, these were multiple short term loans as part of a revenue based financing agreement, at any point in time the maximum credit extended to the company was under $15,000,000. Q1 2025 Wholesale revenues were up 89% from 2024, $850,444 in 2025 compared to $447,777 in 2024 and were up 32% for the first half of the year at $1,301,821 compared to $983,474 in 2024.

Looking forward to 2026 and beyond, the Company does not believe 2024 results to be representative of what investors should expect.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 6, 2026, the Company has $510,368 cash in the bank. On December 31, 2024, the Company had $3,821,241 in cash and cash equivalents.

The Company holds 2 Chase Business Credit Cards and as of April 6, 2026, the outstanding balance on the cards is $185,970. There is currently $195 of available credit.

The Company also holds an American Express credit and as of April 6, 2026, the outstanding balance on the card is $14,712. There is currently $64,018 of available credit.

The Company holds a Ramp Credit Card and as of April 6, 2026, the outstanding balance on the card is $18,398. There is currently $44,201 of available credit.

The Company holds a Parker Credit Card and as of April 6, 2026, the outstanding balance on the card is $191,661. There is currently $8,368 of available credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Without the funds from this campaign, expected revenues in the immediate future will be negatively impacted as inventories will be drawn down and marketing spend will be reduced. Maintaining a steady flow of production to ensure items are in stock is critical for 2026. Management has a range of additional resources for non-dilutive capital that can augment this capital raise if required.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As stated, these funds do not represent the entirety of management's plans nor options for augmenting working capital. The Company has identified conditions that raise substantial doubt about its ability to continue as a going concern, as disclosed in the audited financial statements. The funds from this campaign are part of management's plan to address these conditions.

How long will you be able to operate the company if you raise your minimum target amount? What expenses is this estimate based on?

While the minimum raise of $100,000 alone would not materially alter the Company's financial position, it represents the first step in management's broader capital formation plan.

How long will you be able to operate the company if you raise your maximum funding amount?

The Company believes achieving the maximum raise would allow the Company to drive strong growth into 2026. The proceeds from the raise would allow us to execute strategic sales growth of high-performing key items, as well improve brand awareness, and allow for growth of current product categories.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has existing investors who have indicated a willingness to provide future capital if needed. Additionally, the Company is evaluating complementary capital formation strategies, including a potential Regulation D offering for accredited investors, as disclosed in the audited financial statements.

Future Liquidity

The Company has identified several potential pathways to liquidity; however, no assurance can be given that any of these will occur.

The Company may seek to pay dividends in the future, potentially beginning after fiscal year 2027; however, the Company has no obligation to pay dividends and may retain earnings for growth.

The Company has reserved the Nasdaq ticker symbol "SGRD"; however, reserving a ticker symbol does not indicate that the Company will complete an initial public offering or be listed on Nasdaq.

The Company may consider secondary transactions or stock buybacks in the future, although no such program is currently in place.

The Company may also consider strategic transactions, including a potential acquisition, although no such transaction is currently pending.

Indebtedness

Please see the Company's financial statements for details of indebtedness prior as of December 31, 2024. In May 2025, the Company replaced its existing lender and either extinguished or restructured all promissory notes. Additionally, during this process all convertible notes were restructured into promissory notes and/or SAFE notes. Currently, the Company has issued $9,650,000 in promissory notes. The terms of the promissory notes are outlined above in the section titled "Promissory Notes." The Company has also issued $1,623,350.69 in SAFE notes. The SAFE notes were issued to fund inventory purchases and provide working capital. The terms of the SAFE notes are outlined above in the section titled "SAFE Notes."

Related Party Transactions

As of December 31, 2024 and 2023, the Company had a payable to Adrian Solgaard, the founder and CEO of the Company, of $10,000 and $0, respectively, related to non-interest-bearing advances provided to the Company. The payable is due on demand and contains no stated repayment terms.

Valuation

Pre-Money Valuation: $171,911,663

Valuation Details

The valuation is based on the amount of Shares to be sold based on a $0.89 per Share price, as well as internal projections and calculations of future projections. The Company set its valuation internally, primarily using internal projections, calculations of future projections, revenue multipliers and other internal criteria.

Going Concern

As of December 31, 2024, the Company had an accumulated deficit and negative stockholders' equity. As disclosed in Note 14 to the audited financial statements, these conditions raise substantial doubt about the Company's ability to continue as a going concern. Management has developed plans to address these conditions, including the capital raise described herein.

Use of Proceeds

If we raise the Target Offering Amount of $100,000.00, we plan to use these proceeds as follows:

Dealmaker Fees 8.5%

Inventory 37.0%
Funds will be used to purchase existing styles as well as newly launched product to ensure ability to fulfill expected revenue growth.

Marketing 16.0%
We are looking to invest in consumer insights and analytics data tools to better target our marketing efforts. Additionally, we are planning to increase marketing spend, boosting brand awareness and increasing our social media presence.

Research & Development 14.0%
The Company is positioned to launch several new products towards the end of 2026 and throughout 2027. A portion of the funds will go to completing development of these products.

Company Employment 16.5%
As our revenue grows, there will be demand for additional team members in marketing, operations and customer support to drive best in class customer experience and apply key consumer insights.

Contingency 8.0%
The Company is reserving a portion of the funds as a contingency to use at management's discretion as opportunities arise.

If we raise the Maximum Offering Amount of $4,390,704.00, we plan to use these proceeds as follows:

Dealmaker Fees 8.5%

Inventory 37.0%
Funds will be used to purchase existing styles as well as newly launched product to ensure ability to fulfill expected revenue growth.

Marketing 16.0%
We are looking to invest in consumer insights and analytics data tools to better target our marketing efforts. Additionally, we are planning to increase marketing spend, boosting brand awareness and increasing our social media presence.

Research & Development 14.0%
The Company is positioned to launch several new products from 2026 and 2027. A portion of the funds will go to completing development of these products.

Company Employment 16.5%
As our revenue grows, there will be demand for additional team members in marketing and customer support to drive best in class customer experience and apply key consumer insights.

Contingency 8.0%
The Company is reserving a portion of the funds as a contingency to use at management's discretion as opportunities arise.

Management of the Company has wide latitude and discretion in the use of proceeds from this Offering. At present, management's best estimate of the use of proceeds is set out above. However, potential investors should note that this Form C and Offering Statement contains only the best estimates of the Company's management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this based upon circumstances as they exist in the future, various needs of the Company at different times and the management and employees of the Company may be paid salaries and receive benefits that are commensurate with similar companies.

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company's management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

Regulatory Information

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C and Offering Statement; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers, directors or any shareholder with more than 20% of the total equity or voting equity in the Company.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report will be found on the Company's investor portal at www.invest.solgaard.co.

The Company must continue to comply with the ongoing reporting requirements until:

- it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

- it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

- it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the Company's progress towards meeting its target amount will be available as Form C-Us filed with the SEC.

Investing Process

The Company is offering up to $4,390,704.00 in Shares of Class B Common Stock at $0.89 per Share, under Regulation Crowdfunding. This offering is separate from the Company's prior Regulation Crowdfunding offerings.

The Company is attempting to raise a target offering amount of $100,000.00 in this Offering with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the target offering amount by April 30, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company is also offering Bonus Shares and investment incentives which are set out above in the section entitled "Investment Incentives and Bonus Shares."

The Offering is being made through Dealmaker (the "Intermediary"). In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an investor makes an investment commitment under a name that is not their legal name, they may be unable to sell or redeem their Securities indefinitely and neither the Intermediary nor the Company are required to correct any errors or omissions made by the investor. Investor funds will be held in escrow with Enterprise Bank and Trust until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing in which their Shares are issued, whichever comes first using the cancellation mechanism provided by the Intermediary.

The Company will notify investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may hold a closing of the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering, and the investor will receive the Shares in exchange for his or her investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Shares, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the Shares was determined arbitrarily. The minimum amount that an investor may invest in the Offering is $1,000.36.

EXHIBIT B TO FORM C
FINANCIAL STATEMENTS

Solgaard Design Inc.

(a Delaware Corporation)

Audited Financial Statements

As of the years ended December 31, 2024 and 2023

Audited by

Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Solgaard Design Inc.

Table of Contents



Independent Auditor's Report

March 30, 2026
To the Shareholders of Solgaard Design Inc.
New York, New York

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying standalone financial statements of Solgaard Design Inc., which comprise the balance sheet as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the standalone financial statements referred to above present fairly, in all material respects, the financial position of Solgaard Design Inc. as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Solgaard Design Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the standalone financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of standalone financial statements that are free from material misstatement, whether due to fraud or error. In preparing the standalone financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Solgaard Design Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Solgaard Design Inc.'s internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the standalone financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Solgaard Design Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
March 30, 2026



Solgaard Design Inc
BALANCE SHEETS
December 31, 2024 and 2023
(Audited)

ASSETS		2024		2023
Current Assets				
Cash and Cash Equivalents	$	3,821,241	$	2,194,020
Accounts Receivable		516,653		331,147
Inventories		9,295,860		12,792,243
Prepaid Expenses		33,413		5,153
Other Current Assets		288,281		1,559,891
Total Current Assets		13,955,448		16,882,454
Right-of-Use Assets		179,249		301,779
Intangible Assets		23,500		24,798
Equity Investment		150,000		150,000
Security Deposit		25,311		25,311
Total Other Assets		378,060		501,888
Total Assets	$	14,333,508	$	17,384,342

(continued on next page)

The accompanying footnotes are an integral part of these financial statements.

Solgaard Design Inc
BALANCE SHEETS (CONTINUED)
December 31, 2024 and 2023
(Audited)

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable	$ 6,057,532	$ 8,752,347
Accrued Expenses	146,596	132,028
Credit Card Liabilities	522,077	762,139
Deferred Revenue	293,252	564,049
Sales Tax Payable	1,512,936	1,415,665
Loans Payable, Current	6,877,734	6,601,947
Lease Liabilities, Current Portion	127,050	123,494
Total Current Liabilities	15,537,177	18,351,669

Long-Term Liabilities

Due to Related Parties, Long Term	10,000	0
Lease Liabilities, Net of Current Portion	53,562	180,613
Convertible Notes, Long Term	200,000	200,000
Loan Payable - long term	150,000	150,000
Total Long-Term Liabilities	413,562	530,613

Total Liabilities	15,950,739	18,882,282

Stockholders' Equity

Common stock voting, $0.00001 par value; 256,000,000 authorized, 183,406,048 shares issued and outstanding as of December 31, 2024 and 2023	1,834	1,834
Additional Paid-In Capital	1,402,108	1,229,310
SAFE Notes	50,000	50,000
Retained Earnings/ (Accumulated deficit)	(3,071,173)	(2,779,084)
Total Stockholders' Equity	(1,617,231)	(1,497,940)

Total Liabilities and Stockholders' Equity	$ 14,333,508	$ 17,384,342

The accompanying footnotes are an integral part of these financial statements.

67

Solgaard Design Inc
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Gross Sales	$58,378,529	$ 70,447,181
Less: Discounts, refunds, and allowances	(12,403,639)	(14,567,376)
Net Sales	45,974,890	55,879,805
Cost of Goods Sold	(20,275,308)	(27,114,864)
Gross Profit	25,699,582	28,764,941
Operating Expenses		
Advertising and Marketing	18,755,396	20,980,031
Salaries and Wages	2,517,033	2,201,740
General and Administrative	2,203,595	3,056,562
Professional Fees	857,834	502,331
Rent Expense	169,753	121,639
Amortization Expense	1,298	1,298
Total Operating Expenses	24,504,909	26,863,601
Other Income (Expense)		
Interest Income	112,863	1,361
Interest Expense	(1,571,098)	(994,913)
Total Other income (expense)	(1,458,235)	(993,552)
Net Income (Loss) before Income Tax	(263,562)	907,788
Income Tax Expense	(28,527)	(703,172)
Net Income (Loss) after Income Tax	$ (292,089)	$ 204,616

The accompanying footnotes are an integral part of these financial statements.

Solgaard Design Inc
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Audited)

| | Common Stock | | | | Retained Earnings/ (Accumulated | Total Stockholders' |
	Shares	Value ($ par)	Additional Paid-In Capital	SAFE Notes	Deficit)	Equity
Balance as of December 31, 2022	11,462,878	$ 115	$ 969,741	$ 50,000	$ (2,983,700)	$ (1,963,844)
Prior period adjustment	-	-	-	-	-	-
16-for-1 stock split	171,943,170	1,719	(1,719)	-	-	-
Balance as of December 31, 2022, after stock split	183,406,048	1,834	968,022	50,000	(2,983,700)	(1,963,844)
Share-based compensation expense	-	-	261,288	-	-	261,288
Net Income	-	-	-	-	204,616	204,616
Balance as of December 31, 2023	183,406,048	1,834	1,229,310	50,000	(2,779,084)	(1,497,940)
Issuance of common stocks	-	-	-	-	-	-
Issuance of SAFE Notes	-	-	-	-	-	-
Share-based compensation expense	-	-	172,798	-	-	172,798
Net Loss	-	-	-	-	(292,089)	(292,089)
Balance as of December 31, 2024	183,406,048	$ 1,834	$ 1,402,108	$ 50,000	$ (3,071,173)	$ (1,617,231)

The accompanying footnotes are an integral part of these financial statements.

Solgaard Design Inc
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (292,089)	$ 204,616
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Amortization	1,298	1,298
Right-Of-Use Assets and Lease Liabilities	(965)	643
Share-Based Compensation Expense	172,798	261,288
Changes in operating assets and liabilities:		
Accounts receivable	(185,506)	103,762
Inventories	3,496,383	(9,069,364)
Prepaid expenses	(28,260)	-
Other current assets	1,271,610	(956,878)
Accounts payable	(2,694,815)	2,327,705
Credit card liabilities	(240,062)	512,887
Sales tax payable	97,271	514,781
Accrued expenses	14,568	26,829
Deferred revenue	(270,797)	291,036
Due to related parties	10,000	-
Other noncurrent liabilities	-	(7,385)
Net cash provided by (used in) operating activities	1,351,434	(5,788,782)
Cash Flows from Financing Activities		
Proceeds from Loans - Net of Payments	275,787	6,212,642
Net cash used in financing activities	275,787	6,212,642
Net change in cash and cash equivalents	1,627,221	423,860
Cash and cash equivalents at beginning of year	2,194,020	1,770,160
Cash and cash equivalents at end of year	$ 3,821,241	$ 2,194,020
Supplemental information		
Interest paid	$ 1,509,014	$ 938,413
Income taxes paid	$ 25,799	$ 27,311

The accompanying footnotes are an integral part of these financial statements.

SOLGAARD DESIGN INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Solgaard Design Inc. was organized under the laws of the State of Delaware on August 16, 2019. The Company designs and sells innovative travel gear and accessories, including luggage, bags, travel organizers, and power accessories.

The Company's headquarters are in New York.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recordings of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of December 31, 2024 and 2023, the Company had total cash balances of $3,821,241 and $2,194,020, of which $3,571,241 and $1,944,020 exceeded FDIC-insured limits, respectively.

SOLGAARD DESIGN INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(AUDITED)

Receivables and Credit Policy

Trade accounts receivable are recorded at the estimated collectible amounts due under contractual terms. Trade credit is generally extended on a short-term basis and, therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company evaluates its accounts receivable for impairment in accordance with the Current Expected Credit Losses (CECL) model under ASC 326. This model requires the recognition of lifetime expected credit losses at the time the financial asset is originated or acquired. The Company estimates expected credit losses based on historical experience, current economic conditions, and reasonable and supportable forecasts.

As part of its credit risk management, the Company routinely assesses the financial condition of its customers and monitors outstanding balances. Based on this evaluation, management determined that the expected credit losses related to accounts receivable were not material. Accordingly, no allowance for credit losses was recorded as of December 31, 2024 or 2023.

As of December 31, 2024 and 2023, the Company had gross accounts receivable of $516,653 and $331,147, respectively.

Inventories

Inventories consist primarily of finished goods, including travel luggage, carry-on and check-in closet products, backpacks, solar-powered accessories, and related consumer travel items held for sale. Inventories are stated at the lower of cost or net realizable value, with cost determined using the weighted average method.

Cost includes the base purchase price (FOB) and all costs necessary to bring the products to their present location and condition, such as inbound freight, customs duties, and other allocable landed costs. Prepaid and recoverable taxes, such as GST, are excluded from inventory cost. The Company reviews inventory regularly for slow-moving, obsolete, or damaged items and records write-downs when estimated net realizable value is lower than cost.

As of December 31, 2024 and 2023, the Company had inventories of $9,295,860 and $12,792,243, respectively. The Company had ordered in bulk in 2023 in order to retain low pricing and ensure inventory needed was on hand. They have since been selling through that inventory and reordering popular products as the need arises.

Prepaid Expense

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include licenses, insurance, and services or other contracts requiring upfront payments. As of December 31, 2024 and 2023, the Company had prepaid expense of $33,413 and $5,153, respectively.

Other Current Assets

Other current assets consist primarily of receivables from third-party payment platforms representing amounts collected from customers on behalf of the Company but not yet remitted to the Company's bank accounts as of the reporting date. These receivables are recognized when the

SOLGAARD DESIGN INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(AUDITED)

underlying customer transaction occurs and are measured at the transaction amount expected to be collected. The Company evaluates such balances for collectability and records an allowance for expected credit losses, if necessary, in accordance with ASC 326.

As of December 31, 2024 and 2023, outstanding balances of other current assets amounted to $288,281 and $1,559,891, respectively.

Intangible Assets

Patents are amortized on a straight-line basis over their useful life. Patents are amortized on a straight-line basis over the remaining life of the patent (twenty-five years or less), commencing when the patent is approved and placed in service.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2024 and 2023.

Security Deposit

The Company has paid security deposits in connection with its office lease agreements. Security deposits are recorded as noncurrent assets when they are expected to be held by the lessor beyond one year and are not subject to interest. These amounts are refundable to the Company at the end of the lease term, provided that all obligations under the lease have been met. Management evaluates the recoverability of security deposits if circumstances indicate amounts may not be fully collectible. Security deposits totaled $25,311 as of December 31, 2024 and 2023.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

SOLGAARD DESIGN INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(AUDITED)

Leases

The Company accounts for leases in accordance with Accounting Standards Codification (ASC) 842, "Leases." For operating leases, the Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The ROU asset represents the Company's right to use the underlying asset during the lease term, while the lease liability represents the present value of lease payments that are not yet paid. Lease payments are discounted using the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

ROU assets are initially measured based on the lease liability, adjusted for any lease payments made at or before the commencement date, lease incentives received, and initial direct costs incurred. The ROU asset is subsequently amortized over the lease term on a straight-line basis. Lease liabilities are increased to reflect interest on the liability and reduced to reflect lease payments made during the period.

Operating lease expense is recognized on a straight-line basis over the lease term within the Company's operating expenses. The Company evaluates its lease agreements to determine whether a contract conveys the right to control the use of an identified asset and whether it qualifies as an operating or finance lease. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized as incurred.

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount. The Company has accounts payable amounting to $6,057,532 and $8,752,347 as of December 31, 2024 and 2023, respectively.

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These include accrued compensation and payroll liabilities, royalties, interest on outstanding debt, and other routine operating expenses. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle. The Company has accrued expenses amounting to $146,596 and $132,028 as of December 31, 2024 and 2023, respectively.

Sales Tax Payable

The Company is required to collect and remit sales taxes on qualifying sales to customers in various U.S. states. Sales taxes collected from customers are accounted for on a net basis, meaning they are excluded from revenue and recorded as a liability until remitted to the appropriate tax authorities. The liability represents sales taxes collected but not yet paid as of the reporting date.

Sales tax payable totaled $1,512,936 and $1,415,665 as of December 31, 2024 and 2023, respectively.

SOLGAARD DESIGN INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(AUDITED)

Stock and Equity Based Compensation

Consistent with US GAAP, the Company records stock-based compensation as a non-cash expense.

The Company measures and recognizes compensation expenses for all stock-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used to determine the fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The Company amortizes the fair value of each stock award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, when control of the promised goods is transferred to the customer in an amount that reflects the consideration the Company expects to receive. The Company's revenue is derived primarily from the sale of travel goods and accessories through its direct-to-consumer ("D2C") e-commerce platform and through business-to-business ("B2B") wholesale channels. Each sale generally contains a single performance obligation—the delivery of a product.

Direct-to-Consumer Sales – D2C revenue is generated from orders placed through the Company's Shopify platform. Customers pay at the time of order. Revenue is recognized when control transfers to the customer, which typically occurs upon shipment. Gross D2C revenue before discounts for the years ended December 31, 2024 and 2023 amounted to $53,369,515 and $68,598,993, respectively.

Business-to-Business (Wholesale) Sales – B2B revenue is recognized upon shipment or delivery based on the applicable shipping terms, representing the point at which control of the goods transfers to the customer. Certain customers may remit deposits or advance payments, which are recorded as contract liabilities (deferred revenue) until the related performance obligations are satisfied. Gross B2B revenue before discounts totaled $5,009,013 and $1,791,216 for the years ended December 31, 2024 and 2023, respectively.

Deferred revenue totaled $293,252 and $564,049 as of December 31, 2024 and 2023, respectively, for sales generated but not yet shipped.

SOLGAARD DESIGN INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(AUDITED)

Cost of Goods Sold

Cost of goods sold ("COGS") consists of all costs directly attributable to bringing the Company's products to a saleable condition and location. COGS primarily includes product costs, such as raw materials and factory labor, as well as packaging costs, quality control expenses, and allocable landed costs (including freight, duties, and other overhead incurred to transport and prepare products for sale). These costs are recognized in the period in which the related revenue is recognized, consistent with the Company's revenue recognition policy. For the years ended December 31, 2024 and 2023, the Company had cost of goods sold amounting to $20,275,308 and $27,114,864 respectively.

Advertising

The Company expenses advertising costs as they are incurred. For the years ended December 31, 2024 and 2023, the Company had advertising and marketing expense amounting to $18,755,396 and $20,980,031 respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, as required by ASC 740, *Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss ("NOL") and tax credit carryforwards. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of currently due taxes plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For the years ended December 31, 2024 and 2023, the Company had income tax expenses amounting to $28,527 and $703,172, respectively.

The Company has evaluated its tax positions under ASC 740-10 and concluded that there are no material uncertain tax positions as of December 31, 2024 and 2023. The Company does not anticipate any significant changes to uncertain tax positions within the next 12 months.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

SOLGAARD DESIGN INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(AUDITED)

NOTE 3 – INVENTORIES

The Company's inventories consisted of the following as of December 31, 2024 and 2023:

	2024	2023
Finished goods	9,295,860	12,792,243
Total inventories	9,295,860	12,792,243

NOTE 4 – INTANGIBLE ASSETS

Intangible assets, net consisted of the following as of December 31, 2024 and 2023:

	2024	2023	Service Life Applied (Years)
Patents	$ 32,421	$ 32,421	25
Less: accumulated amortization	(8,921)	(7,263)	
Total intangible assets, net	$ 23,500	$ 24,798	

NOTE 5 – EQUITY INVESTMENT

In 2023, the Company invested $150,000 for a Class B membership interest in AI CRDC SPV 1, LLC, a Delaware investment vehicle formed to invest in AI CRDC Operating Company 1, Inc. The Company does not have significant influence over the SPV and therefore accounts for the investment under ASC 321, at cost adjusted for observable price changes and impairment.

As of December 31, 2024 and 2023, no observable price changes or impairment indicators were identified and the investment is carried at its cost basis of $150,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2024 and 2023, the Company had a payable to Adrian Solgaard, the founder and CEO of the Company, of $10,000 and $0, respectively, related to non-interest-bearing advances provided to the Company. The payable is due on demand and contains no stated repayment terms.

NOTE 7 – CONVERTIBLE NOTE PAYABLE, LONG-TERM

On October 31, 2019, the Company executed a convertible note purchase agreement with Jeffrey Shupper in the principal amount of $200,000. The note has a term of, earlier of 2 year anniversary of closing or time which the balance of the note is due and payable at event of default. With an annual interest rate of 4% and may be converted, at the option of the holder or upon occurrence of next financing, into equity securities of the Company.

As of December 31, 2024 and December 31, 2023, the convertible note payable outstanding balance was $200,000 respectively for both years. Related accrued interest as of December 31, 2024 and 2023 amounted to 12,000 and 8,000, respectively.

SOLGAARD DESIGN INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(AUDITED)

NOTE 8 – LOANS PAYABLE

Loan with Jeffrey Shuppe

In 2018, the Company entered into a loan agreement with a lender for principal borrowings of $150,000, bearing interest at 10% per annum. The original terms required the loan to be fully repaid within five months from the date of issuance. As of December 31, 2024 and 2023, the loan remained outstanding and had not been repaid.

Although the loan is past its original maturity, management does not expect the obligation to be settled within twelve months after each reporting date. Accordingly, the loan payable is classified as a noncurrent liability in the accompanying financial statements.

Loan with Ember Holdings

In 2023, the Company entered into an inventory purchase agreement with Ember Holdings and received sponsorship funds of $500,000. Under the terms of the agreement, Ember Holdings provided funds to support the Company's inventory purchases in exchange for a fixed repayment amount equal to 106.5% of the funds advanced. The agreement had an initial term of six months, with the Company retaining the option to extend the term for an additional six months by providing at least 30 days' notice prior to the end of the initial term.

In 2024, the Company entered into two additional inventory purchase agreements with Ember Holdings, receiving sponsorship funds of $50,000 in July and $350,000 in October. The July 2024 agreement included an initial term of 138 days with an available 60-day extension, while the October 2024 agreement had an initial term of 42 days. Both 2024 agreements were non-interest-bearing and included fixed sponsor fees of $5,000 and $8,750, respectively, which represent the total financing costs to be repaid in addition to the amounts sponsored.

Amounts due under these agreements are repaid based on the terms of the respective arrangements and are classified as current liabilities because they are expected to be settled within the Company's operating cycle.

As of December 31, 2024 and 2023, the outstanding balances under these inventory purchase agreements were $563,750 and $497,696, respectively.

Revenue-Based Financing Loan with Wayflyer

During 2024 and 2023, the Company received total advances of approximately $22.8 million and $19.5 million, respectively, from Wayflyer under revenue-based financing arrangements. Under the terms of these arrangements, Wayflyer advances cash to the Company in exchange for the right to receive a contractually determined amount that includes the principal advance plus a transaction fee ranging from 5% to 12% of the amount advanced, via the Company's receivables as collateral.

Repayments are remitted through a specified percentage of the Company's weekly sales until the total obligation (advance plus transaction fee) is fully repaid. Because repayment amounts fluctuate based on the Company's sales activity and the obligation is expected to be repaid within the normal operating cycle, the related liability is classified as a current liability in the accompanying financial statements.

SOLGAARD DESIGN INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(AUDITED)

As of December 31, 2024 and 2023, the outstanding Wayflyer revenue-based financing balances were approximately $6,313,984 and $6,104,251, respectively.

NOTE 9 – INCOME TAXES

As of December 31, 2024, the Company had net operating loss ("NOL") carryforwards for federal and state income tax purposes. A full valuation allowance has been recorded as management does not consider it more likely than not that these NOLs will be realized.

For federal tax purposes, the Company generated an NOL of approximately $2,537,273 in 2024, which may be carried forward indefinitely, subject to the 80% taxable income limitation. No federal NOL carryforward existed from prior years.

For New York State, the Company had NOL carryforwards totaling $1,453,182, including both prior-year carryforwards and the current-year loss. No NOLs were utilized in 2024.

For New York City, NOL carryforwards totaled $1,439,439 as of December 31, 2024. No NOL deduction was used during the year.

For California, the Company utilized its entire available NOL carryover of $248,901 during 2024, resulting in no remaining California NOL.

For Michigan, the Company generated a business loss of approximately $2,519,268, which is available to be carried forward to offset future Michigan taxable income.

The Company file its tax return for the period ended December 31, 2024 and December 31, 2023. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 10 – EQUITY

Common Stock

Prior to the amendment filed in December 2025, the Company was authorized to issue 14,000,000 shares of common stock with a par value of $0.00001 per share, consisting of 12,000,000 voting common shares and 2,000,000 non-voting common shares. In December 2025, the Company filed a Second Certificate of Amendment to its Certificate of Incorporation, which increased the total authorized shares to 256,000,000, consisting of 192,000,000 shares designated as Class A Common Stock and 64,000,000 shares designated as Class B Common Stock, each with a par value of $0.00001 per share.

As of December 31, 2024 and 2023, prior to the amendment, the Company had 10,600,000 voting common shares and 862,878 non-voting common shares issued and outstanding. In November 2025, the Board of Directors approved a 16-for-1 forward stock split of all classes of common stock. In connection with the stock split, the voting common stock was redesignated as Class A Common Stock, and the non-voting common stock was redesignated as Class B Common Stock. The stock split did not affect the par value of the shares.

Giving effect to the stock split, all share and per-share information for all periods presented has been retroactively adjusted. Accordingly, the Company had 169,600,000 shares of Class A Common

SOLGAARD DESIGN INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(AUDITED)

Stock and 13,806,048 shares of Class B Common Stock issued and outstanding as of December 31, 2024 and 2023.

Simple Agreement for Future Equity (SAFE)

On September 11, 2022 , the Company entered into an Simple Agreement for Future Equity (SAFE) agreement with Lucas Di Grassi for a $50,000 consideration with a discount rate of 54% in compliance with the Securities Act of 1933 (the "Securities Act"); specifically under the Rule 506(c) exemption from registration under the Securities Act. In the event of equity financing before the SAFE termination, the SAFE will automatically convert into shares of stock. If there is a liquidity event, the holder will be entitled to receive proceeds equal to or greater of purchase amount or conversion amount. As of December 31, 2024 and December 31, 2023 the $50,000 SAFE remains outstanding.

NOTE 11 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

In 2022, the Company adopted its 2022 Equity Incentive Plan (the "Plan") which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company. Stock options granted under the Plan may be either incentive stock options ("ISOs) or nonstatutory stock options ("NSOs").

As of December 31, 2024 and 2023, a total of 927,291 and 970,000 shares of common stock were authorized for issuance under the plan, of which 408,144 and 423,500 shares of common stock respectively, remained available for issuance under the Plan at that date. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise price is $1.31 per common share, having a weighted average exercise price of $2.04 per common share.

Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2024 and 2023 were as follows:

SOLGAARD DESIGN INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(AUDITED)

	2024	2023
Expected volatility	61.2%	61.2%
Risk-free interest rate	.68% - 4.86%	.68% - 4.86%
Dividend rate	0%	0%
Expected term (in years)	5	5

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2024 and 2023 were $172,798 and $261,288, respectively. The stock option compensation expense is recognized ratably over the period as the stock options vest.

NOTE 12 – LEASES

In May 2022, the Company entered an operating lease for an office space in New York City. The original lease had a term of 24 months. The lease was then extended in May 2024 which extended the lease term for 24 months. Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2024, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2025	$ 132,252
2026	55,105
Total Future payments	187,357
Less interest	(6,745)
Present value of right-of-use liabilities	$ 180,612
Months remaining as of December 31, 2024	18
Interest rate	2.88%

NOTE 13 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 14 –LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $292,089 for the year ended December 31, 2024, had an accumulated deficit of $3,071,173 as of December 31, 2024, and reported negative working capital of $1,581,729 at December 31, 2024. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Management has developed plans intended to mitigate the conditions that give rise to the substantial doubt. Specifically, the Company has initiated plans to raise additional capital through a Regulation Crowdfunding (Reg CF) financing and is evaluating a concurrent Regulation D offering for accredited investors. Management believes that the successful completion of these planned offerings would provide sufficient liquidity to fund operations and satisfy obligations as they

SOLGAARD DESIGN INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(AUDITED)

become due. However, the timing, structure, and amount of capital that may ultimately be raised cannot be assured.

Management believes that the continuation of its current operating performance will provide the opportunity to obtain both short and long-term financing. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 15 – SUBSEQUENT EVENTS

Crowdfunding and Private Offering Plans

The Company initiated plans to raise additional capital through a Regulation Crowdfunding ("Reg CF") offering with a maximum target of $5,000,000. In connection with this planned raise, the Company is also evaluating a concurrent Regulation D private placement for accredited investors, which is expected to provide an additional $2,000,000 to $3,000,000 of capital.

The planned capital raise is based on a preliminary valuation of approximately $150,000,000. If the Company successfully raises a combined $8,000,000 in the Reg CF and Reg D offerings, the Company expects to issue equity representing approximately 5% of the Company's ownership on a post-money basis.

Debt Exchange and Termination of Prior Obligations

On May 23, 2025, the Company entered into a Note Exchange Agreement with Jeffery M. Shupe, whereby outstanding debt totaling $473,350.69—consisting of a $200,000 convertible note issued in October 2019, a $150,000 loan under an August 7, 2018 Loan Agreement, and accrued interest—was exchanged for a Simple Agreement for Future Equity ("SAFE"). All obligations under the prior note and loan agreement were deemed fully satisfied and extinguished, and the related agreements were terminated with no further force or effect

Amendment to Ember Inventory Purchase Advance Agreement

On May 1, 2025, the Company entered into a First Amendment to its June 30, 2022 Inventory Purchase Advance Agreement with The Ember Fund II LP. The amendment (i) confirms outstanding sponsorship funds of $500,000, (ii) revises the payment structure such that the sponsor return equals 106.5% of funds advanced per term period, subject to increases to 107.5% if certain payments are not made on time, (iii) introduces an ongoing 7.5% semiannual sponsor fee beginning June 30, 2025 for outstanding funds, (iv) modifies the term to allow extensions but not beyond 91 days after May 31, 2028 or repayment of Deep Ocean LSA obligations, and (v) requires repayment upon qualifying equity financing of $10 million or more. The Company also incurred a $5,000 amendment fee and agreed to reimburse up to $3,000 of Ember's legal costs.

16-for 1 Stock Split

In November 2025, the Board of Directors approved a 16-for-1 forward stock split of all classes of the Company's common stock. In connection with the stock split, the Company redesignated its voting common stock as Class A Common Stock and its non-voting common stock as Class B Common Stock. The stock split did not affect the par value of the shares. Although the stock split occurred after December 31, 2024, all share and per-share information in these financial statements has been retroactively adjusted to reflect the stock split in accordance with U.S. GAAP.

SOLGAARD DESIGN INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(AUDITED)

Increase in Authorized Shares

On December 5, 2025, the Company filed a Second Certificate of Amendment to its Certificate of Incorporation, increasing its authorized common shares from 14,000,000 shares (12,000,000 voting and 2,000,000 non-voting) to 256,000,000 total common shares, consisting of 192,000,000 shares of Class A Common Stock and 64,000,000 shares of Class B Common Stock, each with a par value of $0.00001 per share.

Loan and Security Agreement with Deep Ocean Capital Management LP

In May 2025, the Company entered into a Loan and Security Agreement with with a syndicate of lenders administered by Deep Ocean Capital Management LP, acting as Agent, providing a senior secured credit facility of $9,000,000, consisting of a $6,000,000 term loan and a $3,000,000 revolving credit facility. The facility bears interest at 16% per annum, is secured by substantially all of the Company's assets, and includes customary covenants, mandatory prepayment provisions, and a maturity date of May 31, 2028. Up to $1,500,000 of the revolving facility was available to be drawn at closing. A portion of the loan proceeds was used to repay the Company's existing indebtedness, including obligations owed to Wayflyer.

Management's Evaluation

Management has evaluated subsequent events through March 30, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C
PROFILE SCREENSHOTS



SOLGAARD

Opportunity   Innovation   Traction   Roadmap   Sustainability   Leadership

Invest in the Innovators Redefining How the World Travels While Saving the Planet

By combining Scandinavian design with award-winning problem-solving, we create smarter, more sustainable travel gear and accessories. Share in our projected growth as we target $300M in annual revenue by 2031.



Invest Now

$0.89
Share Price

$1,000
Min. Investment

SEC Filings   Offering Circular   Investor Education

We Are Scaling Fast

$200,000,000+
Lifetime Gross Revenue

1,000,000+
Products Sold

500,000+
Happy Customers

Exceptional ROI
Turned $3M of capital into $200M in revenue

1,371%
Annual Revenue Growth*

$51.5M
*avg. of 23/24

$3M

2020	2021	2022	2023	2024
$3m	$14m	$36m	$56m	$47m

600%
Company Valuation Growth

$168M

$24M

2021   2026

READY TO SCALE GLOBALLY

From bootstrapping to

growing into a globally dominant force for good.



Big News:
Rob Cooper has joined Solgaard as President.

Rob Cooper is a seasoned executive in the travel and consumer goods industry.

His experience includes serving as President of TUMI, CEO of Travelpro, and holding senior leadership roles at Samsonite, where he led the diligence process for the company's $1.8B acquisition of TUMI. In addition, Rob has advised multiple high-growth emerging consumer brands, bringing deep expertise in brand building, omnichannel strategy, and scaling premium products.



Adrian Solgaard
Founder & CEO

Rob Cooper
President

We're thrilled to have Rob lead Solgaard's planned growth to $200m/yr and beyond.

Reasons to Invest

- ✓ Great Products
- ✓ Huge Growth Potential
- ✓ Capital Efficient Business
- ✓ Seasoned Sr. Leadership
- ✓ Good for the Planet

Invest Now

EXIT POSSIBILITIES
Your path to liquidity

Four potential scenarios we see today

1 Dividends after 2027
We aim to pay dividends in the future, with plans to pay out after fiscal year 2027.

2 Solgaard Goes Public
We reserved the Nasdaq ticker symbol **"SGRD"** and, if we believe the market will support it, and all financial conditions warrant the decision, we hope to complete an initial public offering or be listed on Nasdaq.

3 Stock Buybacks/Secondaries
This is something we may consider if there is appetite from you, our investors. It's not a formal part of our plans right now, but it's something that we may consider in 3-5 years if there is no planned IPO or acquisition and the company wishes to remain private. Large scale institutional investors we have spoken to have suggested this as a part of their planned investment thesis.

4 Acquisition or Merger

SOLGAARD
SOLGAARD DESIGN INC.

Ticker Reserved:

$SGRD

EXCHANGE:

NASDAQ

We've had offers for the company to be acquired over the years, but we've turned them down so far - because we still see more growth opportunities. Any such acquisition or merger would not likely occur for at least two years, and is also unlikely until we exceed $150m in annual revenue.



Invest now

Disclaimer: Past performance is not a guarantee of future results. Current performance may be lower or higher than the performance quoted. We have no obligation to follow through on any of the above potential future plans. For example, we may decide to not pay dividends and may instead retain earnings for growth. Our ticker reservation with Nasdaq does not mean an IPO or direct listing will occur, or that we will be accepted by Nasdaq for either. There are no present offers on the table for an acquisition or merger, and there is no guarantee that any such offers will ever occur in the future, or that if such offers do occur, we would accept them.

OPPORTUNITY

The $175B Market Ripe for Disruption[1]

The TSA's busiest recorded travel day of 2019 has already been topped 35+ times in 2025. No wonder the combined market for bags and travel accessories is so big, expected to reach $258B by 2030. It's how industry leaders like Samsonite bring in $3B a year. The thing is, their products have barely changed in decades. But this stagnant success sets the stage for serious disruption.

Invest Now



Travel is booming

The TSA's[1] busiest recorded travel day of 2019 has already been topped 35+ times in 2025

Take a Deeper Look at Solgaard



$200 MILLION+
Total revenue
500K+
Happy customers
1 MILLION+
Products shipped
Our growth and future plans
03:40



INVESTORS

Other Solgaard Investors Include:

"I've fallen in love with how you are leading and running the company, which is why I wanted to work with you, and it's been a joy working with you. I love your company, Solgaard and the fact that you've used my work in the building of your business means a lot to me."

-Simon Sinek

"Adrian is one of my favorite founders in the world,as a creative, as a disruptor, and an innovator. He's the most creative founder I've ever met. I knew he was going to win – that's why I invested."

- AJ Vaynerchuk

"I decided to invest and be a part of Solgaard because they produce very, very high quality goods and at the same time, create a good outcome for the planet. They're the perfect example of how sustainability doesn't have to mean compromise on quality or price."

- Lucas di Grassi

Exclusive Investor Perks

LAST CHANCE TO INVEST: OPPORTUNITY ENDS IN 00 Days 00 Hrs 00 Mins 00 Secs

Loyalty Based Bonus

Previous Investors and Previous Crowdfunding Backers:
+5% Bonus Shares

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Bonus Tier One

Invest
$2,500+

TIER ONE BONUS PERKS:

+5% Bonus Shares

↳ + Product Perks: Carry-On Closet + Venture Backpack

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Bonus Tier Two

Invest
$5,000+

TIER TWO BONUS PERKS:

+7% Bonus Shares

↳ + Product Perks: Carry-On Closet + Venture Backpack

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Bonus Tier Three

Invest
$10,000+

TIER THREE BONUS PERKS:

10% Bonus Shares

↳ + Product Perks: Carry-On Closet + Venture Backpack

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Bonus Tier Three

Invest
$15,000+

TIER THREE BONUS PERKS:

15% Bonus Shares

↳ **+ Product Perks: Carry-On Closet + Venture Backpack**

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Bonus Tier Three

Invest
$20,000+

TIER THREE BONUS PERKS:

20% Bonus Shares

↳ **+ Product Perks: Carry-On Closet + Venture Backpack**

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Bonus Tier Three

Invest
$25,000+

TIER THREE BONUS PERKS:

25% Bonus Shares +

↳ **+ The Ultimate Travel Set (Carry-On Closet, Check-In Closet, Venture Backpack, Solarbank Boombox)**

Invest Now

Please note that while **bonus shares above won't be visible at checkout**, they will be added to your account after your purchase.

INNOVATION

TIME Magazine Best Inventions Winner

We've spent thousands of nights in hotels: we start with the pain points of life on-the-go and solve problems others overlook. Problems many consumers didn't realize could be solved.

Like the well-known Henry Ford quote: "If I asked people what they wanted, they'd say a faster horse," we strive to be a step ahead and make things that people love.

Life is better with less friction - that mindset applies to every product we make.

Invest Now



INNOVATION RECOGNIZED BY



billboard · Mashable · Traveler · FAST@MPANY · *Esquire* · The New York Times · **HYPEBEAST** · Rol

Packing

Forgetting Essentials Is Expensive. Staying Organized Isn't.

✓ On average, people forget 2 essential items per trip. (according to a 2025 travel-survey of 1,000+ travelers)

✓ Our organized travel gear is designed to save you money, time and stress on every trip.



FlowCloset™

Our signature FlowCloset® travel system reimagined life on-the-go. Earning TIME's 2018 Invention of the Year and 10+ more awards.

Used in Solgaard luggage, backpacks, and weekender bags, it's a compressible, hangable, built-in shelving system lets people live out of their bag without ever unpacking.

SHORE-TEX

-87% LESS WATER **-58%** LESS EMISSIONS **-90%** LESS CHEMICALS

Shore-Tex® our proprietary fabric is ultra-durable and water-resistant while still maintaining a premium feel. With our innovative dye technique, there's better color fastness over time and it's not going to transfer color onto your white jacket.

✓ Better Performance & Color Fastness

✓ Recycled & Recyclable

✓ Gives Back to Nature



Solar Innovation

Solgaard's Solar Innovation brings clean energy into everyday life.

Solarbank® products include a 2-in-1 solar power bank and a 3-in-1 solar charging + Bluetooth speaker + power bank.

Invest Now

STRATEGIC PARTNERSHIPS & INDUSTRY COLLABORATIONS

        

TRACTION

One of the Most Trusted Brands in Travel Gear

We are a design led travel brand with hundreds of thousands of customers and strong, repeat demand.



500,000+ Customers

Shipped to more than 50+ countries, proving global demand for our products.



4.8 Star TrustPilot Rating

Over 2,000 verified reviews show that customers love what they get from Solgaard.



$100M+ Revenue in 2023 and 2024

Recent performance alone demonstrates the strength of the brand and the runway ahead.

TRUSTED BY

Epic Collabs with Some of the World's Greatest

Our work resonates with thought leaders and organizations shaping tomorrow.



Award-winning product designs and sustainable design innovations recognized by:

TIME 'Best Inventions' Awards (2018); *Fast Company* "World Changing Ideas" Awards (2020 Finalist), **Red Dot: Product Design Awards** (2020, 2023); **iF Design Awards** (2022); and *Condé Nast Traveler* **Readers' Choice Awards** (2023, 2024, 2025), among others.

Released **exclusive co-branded MoMA x Solgaard Carry-On Closet Suitcase product design collaboration at MoMA Design Store in 2022.**

MoMA
Design Store

A **certified B Corporation** with an impact-driven business model meeting B Lab's high standards of social and environmental impact.

Certified B Corporation

Utilizes proprietary sustainabl **Shore-Tex® fabric made from 100% recycled materials** and **Shore-Plast™ made from ocean-bound plastic** in its products.

← →

ROADMAP

Our Plan to Scale to $200M / Year in 5 Years

We believe this raise will fuel our expansion across five strategic pillars, including our plans to launch entirely new product lines.

Invest Now

Product Development & Inventory:

We plan to launch new innovations like aluminum luggage and women's work bags in 2026.



**Marketing &
Community
Building:**
Scale brand reach and deepen customer loyalty through content, campaigns, and influencer partnerships.



**Retail
Expansion:**
We plan to open direct-to-consumer stores and grow wholesale distribution.



**International
Growth:**
Expand in Europe and Asia to meet rising global demand.



**B2B Materials
Sales:**
Launch Shore-Tex® fabric to external partners, opening a new revenue stream.

IMPACT AND SUSTAINABILITY

3,500,000+ Lbs of Plastic Prevented from Our Ocean

Over 17 billion pounds of plastic[3] go into the ocean annually. It's not just killing pristine coastlines, it's harming marine wildlife.

For every purchase at Solgaard, The Solgaard-Nyx Foundation cleans up 6 lbs of plastic from rivers, mangroves, and beaches.

As we scale the business, we scale our impact too.

Invest Now


SOLGAARD
YUDI SUSANTO
HEAD OF JAVA REGION
1 million kilograms with Solgaard over 3 years!


Certified
B
Corporation

B Corporation A certified B Corporation with an impact-driven business model meeting B Lab's high standards of social and environmental impact.



Upcycled Materials Shore-Tex® and Shore-Plast™: Our Proprietary recycled materials



Ecosystem restoration: Coastal cleanups, mangrove protection, and local climate resilience



Circular Product Design: The Circular Backpack uses a mono-material design that creates a clean loop - no mixed plastics, no waste, fully recyclable. This innovation was recognized with a 2023 Red Dot Award.

LEADERSHIP

Proven Problem Solvers and Leaders of Industry

Adrian Solgaard has been solving overlooked frustrations for over a decade, starting with

an award-winning bicycle lock in 2013 that gained distribution in 30 countries.



His innovations inspire the question

"
Why didn't this exist already?

Adrian Solgaard
Founder & CEO

He's surrounded himself with a team with complementary superpowers ensuring healthy business performance, strong sales, great product market fit, best-in-class customer satisfaction, exceptionally efficient marketing, strong financial acumen, and great governance throughout the organization.

A dual citizen and lifelong explorer Adrian speaks 5 languages, has lived in 9 countries. His experience with life on-the-go results in a wealth of experiences to pull from for useful and exciting new innovations.

Some of Our Exceptional Team Includes:

Dawn Fichot
Head of Marketing

Emma Garner
PR+Communications

Greg Schwartz
Performance Marketing

David Rock @drock
Social Media Strategy

Chris Cavill
Digital Design Lead

Isa Marmolejo
Customer Success Lead

Jenna Saplala
Head of Supply Chain

Max Kitabayashi
Product Design

Dustin Tran
Content Creator

Investors and Advisory Board:

 **Simon Sinek**
Best-Selling Author, thought leader on teams and the future of work.

 **Jeff Shupe**
Co-Founder & COO SRAM Inc. Investor since 2017

 **Lucas di Grassi**
Formula E World ChampionHBS + Mensa - Investor since 2019

 **AJ Vaynerchuk**
Co-Founder of VaynerMedia and VaynerSports - Investor since 2017

 **Paul Blum**
Former CEO: David Yurman,CEO: Kenneth Cole, and more.

 **Avani Patel**
Co-founder: Ember Company Serial Entrepreneur and Investor

COMMUNITY

Solgaard Shareholder Community Benefits

We plan to have this live in Q1 2026

A private community for Solgaard's closest fans and shareholders to hang out, talk travel and design, and stay connected to what we're building.

This is an informal discussion space, not an official source of investment information. For any details about current or future offerings, please refer only to our official materials and portals.

 Private Community for inner circle only

 Pre-Release Product Previews and Feedback

 First dibs on new product drops



% Special Investor-only discounts	4 Annual updates in video form, with Q&A.	1 Annual get together in New York

We Have Been Building Our Business with the Crowdfunding Community since Day One

20k+ Over 20,000 backers + investors of previous crowdfunding campaigns	6 Previous Kickstarter Campaigns Raised over $3 million	1 Previous Reg CF Offering 2021 Raised over $950k

SOLGAARD

Sources

1. alliedmarketresearch.com
2. tsa.gov
3. https://opsociety.org/break-free-from-plastics/

The company is seeking "indications of interest" pursuant to Regulation CF. This process allows companies to determine whether there may be interest in an eventual offering of its securities. the company is not under any obligation to make an offering under regulation cf. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under regulation cf. If the company does go ahead with an offering, no offer to buy the securities can be accepted and no part of the purchase price can be received until it has filed an offering statement with the Securities and Exchange Commission (SEC) and only then accepted through the intermediary's platform. The information in that offering statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the sec before investing. No money or other consideration is being solicited with the indications of interest, and if sent in response, will not be accepted. Indications of interest involve no obligation or commitment of any kind.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Privacy Policy

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EXHIBIT D TO FORM C
VIDEO TRANSCRIPTS

Short Video

Hi, I'm Adrian, founder and CEO of Solgaard.

We make premium gear that solves annoying problems beautifully.

Our Product formula is simple: Everything we do is utility-led, design-driven, and sustainably made. No compromises.

We're best known for the Carry-On Closet - which perfectly showcases the bigger idea behind Solgaard: find friction, remove it, and make the solution feel a little magical.

What started as an idea on Kickstarter, turned into a brand with over $200 million in lifetime revenue, major awards, incredible collaborations, and more than 3.5 million pounds of ocean-bound plastic prevented in the process.

Now we're taking things up a notch
Rob Cooper, former President of TUMI, has joined as Solgaard's President to help scale this business bigger and faster, in the U.S. and internationally.

Now, we're welcoming you to join us as a shareholder to help power what comes next. New products. Bigger scale. More impact.

If you believe in the future we're building, scroll through the page below - and watch the 3 min video for a full deep dive on how we plan to achieve this.

Longer Video

Hey, I'm Adrian, the founder of Solgaard.

Over the last decade, we've quietly built something super special. We've grown from being a small Kickstarter startup to a company that's done over 200 million in gross revenue, with over a million best in class product shipped and over half a million loyal customers all over the world

And the biggest part of that story, is you!

We started with crowdfunding. We've scaled through crowdfunding. And we're so glad to be back to offer you the opportunity to be a part of this next chapter of growth.

in 2021, 877 people invested 950,000 into our first crowdfunding equity raise. That support helped unlock an entirely new chapter for Solgaard. Since then, we've grown from around 3 million in annual revenue to over 50 million per year, And in five years the company valuation has grown from an on-paper valuation of 24 million to 150 million. That's 500% total, around 45% per year.

And now we're opening the door of opportunity to you again. With the goal of scaling to 200 million in annual revenue in five years. We plan to get there by scaling what's already working. Expanding our core offering of luggage and bags. And launching new products that actually fit the way we live and travel today. Expanding our distribution and international reach. So new customers get a chance to experience Solgaard in person, not just online. And pairing all of that with a full brand refresh, that means the scale of where we're headed next.

As well, my personal goal is to build stronger, tighter knit community and conversational loop Between Solgaard and you, our investors and customers. It's about being a part of a community of dreamers and doers who believe business can be a force for good.

At the heart of Solgaard is our product innovations. We don't make "just another" suitcase or "just another" backpack. We launch products that solve complex pain points, Innovative solutions to complex problems like

-How do you turn a carry-on suitcase into a mobile closet that you can unpack in seconds?
-How do you make a backpack that becomes a mobile office?
-How do you make a speaker that never dies?

These award-winning products resonate at the highest levels.

Our work has led to collaborations with Neil deGrasse Tyson, Simon Sinek, and Kesha

We partner with brands and platforms like TED, JP Morgan Chase and the MoMA design store.

We design for those whose lives blend business and pleasure. Those of us who might go from a meeting to a weekend away with the same bag. or those of us who might tag on a few personal days to a work trip. You want to look sharp enough for work, to be comfortable enough for play.

That's where Solgaard's innovation shines, at the intersection of business and pleasure.

And we do all of this with a positive impact for the planet, built in. While we've been building this incredible company, we've been doing good for the planet too

Shore-Tex® is our proprietary fabric that we developed, and we use in all of our bags and luggage. It uses less water, less energy, and fewer chemicals than many other fabrics out there. And to boot, it's got better color fastness, better durability than others in the market.

And for every item we sell, The Solgaard-Nyx Foundation cleans up 6 pounds of ocean bound plastic from rivers, beaches and mangroves in Southeast Asia. So far, that's added up to over 3.5 million pounds of plastic prevented from our ocean - and we're just getting started

Thanks to additional support from the Pershing Square Foundation, the Bezos Family Foundation, and every.org. The Solgaard-Nyx Foundation has built a waste management facility that preventing 45,000 pounds of plastic from the environment every single day. We're making sure that as we continue to scale the business, we continue to scale our impact too.

Here's where you come in. This is your chance to get on board as we plan to scale to $200 million in annual revenue in five years.

We've proven that we can build, We've proven that we can scale. We believe that business can be a force for good. And if you feel the same way and want to join a community of like-minded investors, now we're inviting you to help us write the next chapter.

Join us.

Learn more about the opportunity at invest.solgaard.co

EXHIBIT E TO FORM C
FORM OF SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 AS AMENDED (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The undersigned investor (hereinafter "Subscriber" or "Investor") understands that Solgaard Design, Inc., a corporation organized under the laws of Delaware (the "Company") is offering up to $4,390,704.00 of Non-Voting Class B Common Shares (the "Securities") of Solgaard Design, Inc. in this offering. This offering is made pursuant to the Form C filed by the Company with the U.S. Securities and Exchange Commission (the "Form C"). The Subscriber further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1.   Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, Subscriber hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a closing (as described below) of the Offering. Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2.   Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3.   The Closing. The first closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific on April 30, 2026, contingent upon the Company meeting its target offering amount, or at such other time and place as the Company may designate by notice to Subscriber.

4.   Payment for Securities. Payment for the Securities shall be received by Enterprise Bank and Trust (the "Escrow Agent") from Subscriber by payment via credit card, debit card, ACH or wire transfer of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon each Closing, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company as recorded by an SEC licensed

transfer agent or another registrar which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(a)   The Company is offering up to $4,390,704.00 (the "Maximum Offering") of the Securities under Regulation Crowdfunding (this "Offering"). The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Target Offering Amount") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by April 30, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

(b)   The Offering is being made through Dealmaker (the "Intermediary"). In order to purchase the Securities, Subscriber agrees to complete the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If you make an investment commitment under a name that is not your legal name, you may be unable to sell or redeem your Securities indefinitely and neither the Intermediary nor the Company are required to correct any errors or omissions made by you. Investor funds will be held in escrow by Enterprise Bank and Trust until the Target Offering Amount of investments is reached. You may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first using the cancellation mechanism provided by the Intermediary. <u>If you use a credit card, debit card or ACH to invest, by signing below you represent and warrant to not claim fraud or claw back your committed funds or to otherwise attempt a "chargeback" to cancel your investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or closing, whichever comes first.</u>

(c)   The Company will notify you when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may hold its first closing the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to you. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to you and receive reconfirmations from you if you have already made a commitment. If you do not reconfirm your investment commitment after a material change is made to the terms of the Offering, your investment commitment will be cancelled, and your committed funds will be returned without interest or deductions. If you do not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering, and you will receive the Securities in exchange for your investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will be notified via e-mail of the issuance of their Shares, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

(d)   Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of your subscription, your funds will be returned without interest or deduction.

(e)   The price of the Securities was determined arbitrarily. The minimum amount that you may invest in the Offering is $1,000.36.

(f)   By signing below, you acknowledge and agree that the Company may establish, at any time and without limitation in the future and without notice, a "crowdfunding vehicle" and move my shareholdings and investment into said crowdfunding vehicle in their discretion.

5.   Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

(a)   Solgaard Design, Inc. is duly formed and validly existing under the laws of Delaware with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

(c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d)   Assuming the accuracy of Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6.   Representations and Warranties of Subscriber. Subscriber hereby represents and warrants to and covenants with the Company that:

(a)   General.

(i)   Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on Subscriber or any investment guideline or restriction applicable to Subscriber.

(ii)   Subscriber is a bona fide resident (not a temporary or transient resident) of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person. If Subscriber is an individual, Subscriber is at least 21 years of age, has the competence to enter into the Subscription Agreement and to purchase the Securities.

(iii)   Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which Subscriber purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Subscriber is subject or in which Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv)   Including the amount set forth on the signature page hereto, in the past 12-month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(v)   Subscriber has been informed and is aware that the Securities have limited or no voting rights.

(vi)   Subscriber has been informed, and hereby irrevocably agrees and consents, that this Subscription Agreement shall give Solgaard Design, Inc. and their management or assigns the right and power of attorney to execute on Subscriber's behalf any document necessary that binds Subscriber to the Company's charter and the Company's Amended and Restated Bylaws and any future amendments and/or restatements of said charter and/or bylaws. Your signature on this subscription agreement binds you to all terms and conditions of the Company's charter and Company bylaws, and any past amendments and/or restatements thereto as well as any amendments and/or restatements that may occur in the future. You agree that you have read the Form C for this offering and the Company's charter and bylaws, including any amendments and/or restatements thereto, and that you agree to be bound by all of said charter and bylaws, including any amendments and/or restatements thereto by signing this Subscription Agreement.

(vii)   Subscriber understands the meaning and legal consequences of the representations and warranties contained in this Section 6, in its application to invest and in all other areas of this Subscription Agreement, and agrees to indemnify and hold harmless the Company, its officers or any of its directors, affiliates, controlling stockholders, counsel, agents, or employees from and against any and all loss, damage or liability (including costs and reasonable attorney's fees) due to or arising out of a breach of any representation, warranty or acknowledgment of Subscriber contained in its investment application and in this Subscription Agreement.

(viii)   Subscriber understands that the Shares purchased are subject to redemption under certain circumstances as set out in the Company's Second Amended and

Restated Articles of Incorporation and that said Articles also contain certain restrictions related to gaming law and gaming regulators that could require the Shares to be redeemed in the future.

        (b)   Information Concerning the Company.

        (i)   Subscriber has been given the opportunity to review a copy of the Form C and has either read the Form C, or has chosen of Subscriber's own volition to not read the Form C. With respect to information provided by the Company, Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Securities. Subscriber acknowledges that he, she or it has been given the opportunity to consult with Subscriber's legal, accounting, tax and/or investment advisors, and has either done so prior to executing this Subscription Agreement, or Subscriber has chosen of Subscriber's own volition to not to consult with Subscriber's legal, accounting, tax and/or investment advisors prior to making an investment decision and prior to executing this Subscription Agreement.

        (ii)   Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. Subscriber represents that he, she or it is able to bear any and all loss associated with an investment in the Securities.

        (iii)   Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and Subscriber acknowledges that he, she or it have been given the opportunity to ask any questions of management he, she or it deems necessary before making an investment decision. Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

        (iv)   Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of Subscriber's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

        (v)   Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to Subscriber.

        (vi)   Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

        (vii)   Subscriber has up to 48 hours before a closing in which Subscriber's Shares will be issued to cancel the purchase and get a full refund.

        (viii)   Subscriber acknowledges that the price of the Shares was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Subscriber further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that Subscriber's investment will bear a lower valuation.

(ix)   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that he, she or it has satisfied himself, herself or itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Subscriber's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of Subscriber's jurisdiction.

(x)   Subscriber hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, broker-dealers, placement agents, shareholders and other agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of Subscriber's representations and warranties herein or otherwise being untrue or inaccurate, or because of a breach of this agreement by Subscriber. Subscriber hereby further agrees that the provisions of Section 6 of this Subscription Agreement will survive the sale, transfer or any attempted sale or transfer of all or any portion of the Shares. Subscriber hereby grants to the Company the right to set off against any amounts payable by the Company to Subscriber, for whatever reason, of any and all damages, costs and expenses (including, but not limited to, reasonable attorney's fees) which are incurred by the Company or any of its affiliates as a result of matters for which the Company is indemnified pursuant to Section 6 of this Subscription Agreement.

(c)   No Guaranty. Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company, and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Subscriber.

(d)   Status of Subscriber. Subscriber has such knowledge, skill and experience in business, financial and investment matters that Subscriber is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Subscriber's own professional advisors, to the extent that Subscriber has deemed appropriate, Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. Subscriber has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition, and Subscriber is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(e)   Restrictions on Transfer or Sale of Securities.

(i)   Subscriber is acquiring the Securities solely for Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Subscriber understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Subscription Agreement. Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii)   Subscriber understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that Subscriber may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Subscriber understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii)   Subscriber agrees that Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(iv)   Subscriber understands that the following legend will apply to all Securities purchased through this Subscription Agreement by Subscriber, whether printed on a certificate or otherwise for uncertificated securities, in form substantially as follows:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, ENCUMBERED OR OTHERWISE TRANSFERRED UNLESS (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (2) IF SUCH REGISTRATION IS NOT REQUIRED, THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE ACT AND ALL APPLICABLE STATE SECURITIES LAWS.

7.   Taxpayer Identification Number/Backup Withholding Certification. Unless a subscriber indicates to the contrary on the Subscription Agreement, he, she or it will certify that his taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the

subscriber is not subject to backup withholding, then the subscriber may be subject to twenty-eight percent (28%) withholding on interest or dividends paid to the holder of the Shares.

8.   Conditions to Obligations of Subscriber and the Company. The obligations of Subscriber to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of Subscriber contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9.   Obligations Irrevocable. Following the Closing, the obligations of Subscriber shall be irrevocable.

10.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Subscriber without the prior written consent of the other party.

12.   Waiver of Jury Trial. SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13.   Submission to Jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any action related to this Agreement, (ii) any derivative action or proceeding brought on behalf of the Company; (iii) any action asserting a claim that is based upon a breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee or agent of the Company to the Company or the Company's stockholders; (iv) any action asserting a claim against the Company or any current or former director, officer, stockholder, employee or agent of the Company arising pursuant to any provision of Delaware General Corporation Law, the Second Amended and Restated Articles of Incorporation or the Bylaws or as to which Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware. This clause does not apply to claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

14.   Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15.   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

Solgaard Design, Inc.
270 Lafayette St. Suite 905
New York, NY 10012
Attention: Adrian Nicholas Solgaard Janzen, CEO

If to the Purchaser: the address provided in the application to subscribe and/or this Subscription Agreement.

18.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of Subscriber and (iii) the death or disability of Subscriber.

20.   Notification of Changes. Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of Subscriber contained in this Subscription Agreement to be false or incorrect.

21.   Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22.   Community Property. Subscriber represents that the funds provided for this investment are the separate property of Subscriber or are otherwise funds as to which Subscriber has the sole right of management. If Subscriber is an individual resident of Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, Wisconsin or Puerto Rico and is married but purchasing the Securities as Subscriber's sole and separate property, Subscriber's spouse or spousal equivalent must complete a Community Property Waiver and Notary Acknowledgment Form and return it to the Company. These forms are available upon request.

23.   No Certificates. You will be notified via e-mail of the issuance of your Shares when compliance is complete and a closing takes place involving your investment. All Shares are held in book entry form, and no certificates will be issued.

24.   No Commissions. Subscriber has not given any compensation to, nor received any compensation from, any individual or entity in connection with the securities offering.

25.   Accuracy of Information Provided. Duty To Update. Subscriber has accurately completed all forms provided by the Company in order to invest. All of the information provided by Subscriber is true and correct in all respects. Subscriber understands that such information will be relied on for all purposes including, without limitation, compliance with all applicable securities laws. Subscriber hereby promises to promptly notify the Company immediately of any material change in any such information occurring prior to the completion of the purchase of any Securities by Subscriber. Subscriber also agrees that the representations and warranties of Section 6 above are true and accurate as of the date Subscriber executed this Subscription Agreement and shall be true and accurate as of the date of delivery to and acceptance by the Company of this Subscription Agreement and shall survive such delivery and acceptance. If in any respect such representations, warranties and acknowledgments shall not be true and accurate prior to such delivery and acceptance, Subscriber shall give immediate written notice of such fact to the Company, specifying which representations and warranties and acknowledgments are not true and accurate and the reasons therefore.

26.   Consent to Contact. Subscriber grants permission to the Company and its employees, agents, and assigns to contact Subscriber via electronic communications including, but not limited to, e-mail, text message/SMS, telephone calls and other means of electronic messaging for purposes of facilitating or finalizing this investment, and for any other matters including the Company's marketing efforts. Subscriber may opt out of this consent at any time by providing the Company with written communication evidencing the withdrawal of such permission.

27.   Electronic Signature and Communications Notice and Consent. Subscriber and the Company hereby consent and agree that electronically signing this Subscription Agreement constitutes his/her/its signature, acceptance and agreement as if actually signed by Subscriber in writing. Further, Subscriber and the Company agree that no certification authority or other third-party verification is necessary to validate any electronic signature; and that the lack of such certification or third-party verification will not in any way affect the enforceability of any signature or resulting contract between Subscriber and the Company. Subscriber and the Company understand and agree that their e-signature executed in conjunction with the electronic submission of this Subscription Agreement shall be legally binding. Subscriber and the Company agree that their electronic signatures are the legal equivalent of their manual signature on this Agreement and consent to be legally bound by the Subscription Agreement's terms and conditions. Furthermore, each party hereby agrees that all current and future notices, confirmations and other communications regarding this Subscription Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of provided by Subscriber in the investor application process or as otherwise from time to time changed or updated and disclosed to the Company, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between Subscriber and the Company. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipient's' spam filters by the recipient's email service provider, or due to a recipient's change of address, or due to technology issues by the recipient's service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no

obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to or by the Company, and if Subscriber desires physical documents, then Subscriber agrees to directly and personally print, at Subscriber's expense, the electronically sent communication(s) and maintaining such physical records in any manner or form that Subscriber desires.

28.   Acknowledgement of Risks Factors. Subscriber has carefully reviewed and thoroughly understands the risks associated with an investment in the Shares as described in the Form C. Subscriber acknowledges that this investment entails significant risks.

29.   Investor Acknowledgment of Bonus Share Terms. Subscriber acknowledges that the Company offered investors who submit their investment application by 11:59 PM Eastern on April 30, 2026, receive 10% Bonus Shares. Subscriber acknowledges that the Company offered investors who invest $2,500 or more additional Bonus Shares as described in the Company's Form C filing for this Offering. Subscriber acknowledges that the Company offered Bonus Shares for other categories as set out in said Form C. Subscriber understands that all Shares sold in this Offering, including the Bonus Shares are of the same class (Class B Common Stock) and have identical rights, and that the number of Shares received is determined in accordance with the Company's Form C disclosures. If you qualify for Bonus Shares, they will not be reflected in the online investment application you submit and will not be reflected on the signature page of this Subscription Agreement, but will be added to your shareholdings at the closing in which your investment application is finalized and you will be notified by email of your Bonus Shares being issued.

30.   Representation by Subscriber That Investment Is Within Regulation Crowdfunding Limitations. As a condition to subscribing for the securities offered hereby, by signing below, Subscriber represents and warrants to the Company that he, she, or it (a) either qualifies as an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, or (b) if not an accredited investor, has reviewed and understands the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding and hereby represents that his, her, or its aggregate investment in all offerings conducted under Regulation Crowdfunding during the applicable 12-month period, including this investment, does not exceed such limits. Specifically, if the investor's annual income or net worth is less than $124,000, the investor may invest no more than the greater of $2,500 or 5% of the greater of annual income or net worth; if both annual income and net worth are equal to or greater than $124,000, the investor may invest up to 10% of the greater of annual income or net worth, not to exceed $124,000 in the aggregate during any 12-month period. Each investor acknowledges and agrees that the Company, any funding portal or intermediary, and any of their respective agents or affiliates are entitled to rely upon this representation as a condition to accepting the investor's subscription, and that the investor will promptly notify the Company or the intermediary if any information provided to support this representation becomes untrue or inaccurate in any respect prior to closing of the offering.

31.   Subscriber Acknowledgment. By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision. Further, (i). Subscriber acknowledges that Subscriber has read the educational materials on the landing page and has been informed of Subscriber's right to cancel

the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right; (ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and (iii) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

[SIGNATURE PAGE FOLLOWS]

EXHIBIT F TO FORM C
ADDITIONAL DISCLAIMERS

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO 17 C.F.R. §227.501 OF REGULATION CROWDFUNDING. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

EXHIBIT G TO FORM C
ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:10 PM 12/05/2025
FILED 02:10 PM 12/05/2025
SR 20254774941 - File Number 7564368

SECOND CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
SOLGAARD DESIGN INC.

Solgaard Design Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certifies that:

1. The name of the Corporation is Solgaard Design Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 16, 2019, under the name "Solgaard Design Inc." A Certificate of Amendment was previously filed with the Secretary of State.

2. This Second Certificate of Amendment of Certificate of Incorporation was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware. The Board of Directors duly adopted resolutions approving this amendment.

3. The terms and provisions of this Second Certificate of Amendment of Certificate of Incorporation have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Section 228 of the General Corporation Law of the State of Delaware.

4. Article IV of the Certificate of Incorporation, relating to the authorized stock of the corporation, is amended to read in its entirety as follows:

> "This Corporation is authorized to issue two classes of stock to be designated, respectively, "***Class A Common Stock***" and "***Class B Common Stock***". The total number of shares of all classes of stock which the Corporation shall have authority to issue is 256,000,000, consisting of (i) 192,000,000 shares of Class A Common Stock, $0.00001 par value per share ("***Class A Common Stock***"), and (ii) 64,000,000 shares of Class B Common Stock, $0.00001 par value per share ("***Class B Common Stock***"). The shares of Class A Common Stock and Class B Common Stock shall be identical in all respects, except that (i) the shares of Class A Common Stock shall be entitled to one vote per share on all matters that shareholders of the Corporation are entitled to vote on and (ii) the shares of Class B Common Stock shall not be entitled to vote on any matter that shareholders of the Corporation are entitled to vote on, except as required by law.
>
> The number of authorized shares of Class A Common Stock and Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate class vote of the holders of the Class A Common Stock and Class B Common Stock.

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IN WITNESS WHEREOF, Solgaard Design Inc. has caused this Second Certificate of Amendment of Certificate of Incorporation to be signed by a duly authorized officer of the Corporation, on December 5, 2025.

Adrian Solgaard Janzen
_____

Adrian Solgaard Janzen
President and Chief Executive Officer

SOLGAARD DESIGN INC.
a Delaware Corporation

BYLAWS

As Adopted August 16, 2019

SOLGAARD DESIGN INC.

a Delaware Corporation

BYLAWS

As Adopted August 16, 2019

ARTICLE I: STOCKHOLDERS

Section 1.1:   **Annual Meetings.**   Unless members of the Board of Directors of the Corporation (the "*Board*") are elected by written consent in lieu of an annual meeting, as permitted by Section 211 of the Delaware General Corporation Law (the "*DGCL*") and these Bylaws, an annual meeting of stockholders shall be held for the election of directors at such date and time as the Board shall each year fix. The meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine. Any proper business may be transacted at the annual meeting.

Section 1.2:   **Special Meetings.**   Special meetings of stockholders for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the holders of shares of the Corporation that are entitled to cast not less than ten percent (10%) of the total number of votes entitled to be cast by all stockholders at such meeting, or by a majority of the "*Whole Board*," which shall mean the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. Special meetings may not be called by any other person or persons. If a special meeting of stockholders is called by any person or persons other than by a majority of the members of the Board, then such person or persons shall request such meeting by delivering a written request to call such meeting to each member of the Board, and the Board shall then determine the time and date of such special meeting, which shall be held not more than one hundred twenty (120) days nor less than thirty-five (35) days after the written request to call such special meeting was delivered to each member of the Board. The special meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine.

Section 1.3:   **Notice of Meetings.**   Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by law (including, without limitation, as set forth in Section 7.1.1 of these Bylaws) stating the date, time and place, if any, of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the "*Certificate of Incorporation*"), such notice shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Section 1.4:   **Adjournments.**   The chairperson of the meeting shall have the power to adjourn the meeting to another time, date and place (if any). Any meeting of stockholders may adjourn from time to time, and notice need not be given of any such adjourned meeting if the time, date and place (if any) thereof and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; *provided, however*, that if the adjournment is for more than thirty (30) days, or if a new record date is fixed for the adjourned

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meeting, then a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting. To the fullest extent permitted by law, the Board may cancel, postpone or reschedule any previously scheduled special or annual meeting of stockholders before it is to be held, in which case notice shall be provided to the stockholders of the new date, time and place, if any, of the meeting as provided in Section 1.3 above.

Section 1.5: Quorum. At each meeting of stockholders the holders of a majority of the voting power of the shares of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, unless otherwise required by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum shall fail to attend any meeting, the chairperson of the meeting or the holders of a majority of the voting power of the shares of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, unless otherwise required by applicable law. If a quorum shall fail to attend any meeting, the chairperson of the meeting or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting may adjourn the meeting. Shares of the Corporation's stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; *provided, however*, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation's stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum.

Section 1.6: Organization. Meetings of stockholders shall be presided over by such person as the Board may designate, or, in the absence of such a person, the Chairperson of the Board, or, in the absence of such person, the President of the Corporation, or, in the absence of such person, such person as may be chosen by the holders of a majority of the voting power of the shares entitled to vote who are present, in person or by proxy, at the meeting. Such person shall be chairperson of the meeting and, subject to Section 1.11 hereof, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her to be in order. The Secretary of the Corporation shall act as secretary of the meeting, but in such person's absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7: Voting; Proxies. Each stockholder entitled to vote at a meeting of stockholders, or to take corporate action by written consent without a meeting, may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. Except as may be required in the Certificate of Incorporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Unless otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter.

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Section 1.8: Fixing Date for Determination of Stockholders of Record.

1.8.1   Meeting of Stockholders.   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

1.8.2   Payment of Dividends; Other Lawful Action. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

1.8.3   Action by Written Consent. Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board, (i) when no prior action of the Board is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board is required by law, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

Section 1.9:   List of Stockholders Entitled to Vote. The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each

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stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, either on a reasonably accessible electronic network as permitted by law (provided that the information required to gain access to the list is provided with the notice of the meeting) or during ordinary business hours at the principal place of business of the Corporation. If the meeting is held at a location where stockholders may attend in person, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present at the meeting. If the meeting is held solely by means of remote communication, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting.

Section 1.10: Action by Written Consent of Stockholders.

1.10.1 Procedure. Unless otherwise provided by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed in the manner permitted by law by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, to its principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the agent of the Corporation's registered office in the State of Delaware shall be by hand or by certified or registered mail, return receipt requested. Written stockholder consents shall bear the date of signature of each stockholder who signs the consent in the manner permitted by law and shall be delivered to the Corporation as provided in Section 1.10.2 below. No written consent shall be effective to take the action set forth therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner required by law, written consents signed by a sufficient number of stockholders to take the action set forth therein are delivered to the Corporation in the manner required by law.

1.10.2 Form of Consent A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (a) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (b) the date on which such stockholder or proxy holder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested.

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Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

1.10.3 Notice of Consent. Prompt notice of the taking of corporate action by stockholders without a meeting by less than unanimous written consent of the stockholders shall be given to those stockholders who have not consented thereto in writing and, who, if the action had been taken at a meeting, would have been entitled to notice of the meeting, if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as required by law. If the action which is consented to is such as would have required the filing of a certificate under the DGCL if such action had been voted on by stockholders at a meeting thereof, then if the DGCL so requires, the certificate so filed shall state, in lieu of any statement required by the DGCL concerning any vote of stockholders, that written stockholder consent has been given in accordance with Section 228 of the DGCL.

Section 1.11: Inspectors of Elections.

1.11.1 Applicability. Unless otherwise required by the Certificate of Incorporation or by the DGCL, the following provisions of this Section 1.11 shall apply only if and when the Corporation has a class of voting stock that is: (a) listed on a national securities exchange; (b) authorized for quotation on an interdealer quotation system of a registered national securities association; or (c) held of record by more than two thousand (2,000) stockholders. In all other cases, observance of the provisions of this Section 1.11 shall be optional, and at the discretion of the Board.

1.11.2 Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.

1.11.3 Inspector's Oath. Each inspector of election, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector's ability.

1.11.4 Duties of Inspectors. At a meeting of stockholders, the inspectors of election shall (a) ascertain the number of shares outstanding and the voting power of each share, (b) determine the shares represented at a meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

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1.11.5 <u>Opening and Closing of Polls</u>. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the chairperson of the meeting at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

1.11.6 <u>Determinations</u>. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies in accordance with any information provided pursuant to Section 211(a)(2)(B)(i) of the DGCL, or Sections 211(e) or 212(c)(2) of the DGCL, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.11 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

ARTICLE II: BOARD OF DIRECTORS

Section 2.1: Number; Qualifications. The Board shall consist of one or more members. The initial number of directors shall be One (1), and, thereafter, unless otherwise required by law or the Certificate of Incorporation, shall be fixed from time to time by resolution of a majority of the Whole Board or the stockholders of the Corporation holding at least a majority of the voting power of the Corporation's outstanding stock then entitled to vote at an election of directors. No decrease in the authorized number of directors constituting the Board shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

Section 2.2: Election; Resignation; Removal; Vacancies. The Board shall initially consist of the person or persons elected by the incorporator or named in the Corporation's initial Certificate of Incorporation. Unless otherwise provided by the Certificate of Incorporation, each director shall hold office until the next annual meeting of stockholders and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon written notice or notice by electronic transmission to the Corporation. Except as otherwise provided by the Certificate of Incorporation or applicable law, (a) any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors and (b) any vacancy occurring in the Board for any reason, and any newly created directorship resulting from any increase in the authorized number of directors to be elected by all stockholders having the right to vote as a single class, may be filled by the stockholders or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Section 2.3: Regular Meetings. Regular meetings of the Board may be held at such places, within or without the State of Delaware, and at such times as the Board may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board.

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Section 2.4: Special Meetings. Special meetings of the Board may be called by the Chairperson of the Board, the President or a majority of the members of the Board then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally, in writing or by electronic transmission (including electronic mail), by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

Section 2.5: Remote Meetings Permitted. Members of the Board, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other communications equipment shall constitute presence in person at such meeting.

Section 2.6: Quorum; Vote Required for Action. Subject to Section 2.2 above regarding the ability of the members of the Board to fill a vacancy or newly-created directorship on the Board, at all meetings of the Board, the presence a majority of the then current members of the Board shall constitute a quorum for the transaction of business; provided, however, that such majority shall constitute at least one-third (1/3) of the Whole Board. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time without further notice thereof. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

Section 2.7: Organization. Meetings of the Board shall be presided over by the Chairperson of the Board, or in such person's absence by the President, or in such person's absence by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in such person's absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8: Written Action by Directors. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee, respectively, in the minute books of the Corporation. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.9: Powers. The Board may, except as otherwise required by law or the Certificate of Incorporation, exercise all such powers and manage and direct all such acts and things as may be exercised or done by the Corporation.

Section 2.10: Compensation of Directors. Members of the Board, as such, may receive, pursuant to a resolution of the Board, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board.

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ARTICLE III: COMMITTEES

Section 3.1: **Committees.** The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving, adopting, or recommending to the stockholders any action or matter (other than the election or removal of members of the Board) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation.

Section 3.2: **Committee Rules.** Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these Bylaws.

ARTICLE IV: OFFICERS

Section 4.1: **Generally.** The officers of the Corporation shall consist of a Chief Executive Officer (who may be the Chairperson of the Board or the President), a Secretary and a Treasurer and may consist of such other officers, including a Chief Financial Officer, Chief Technology Officer and one or more Vice Presidents, as may from time to time be appointed by the Board. All officers shall be elected by the Board; *provided, however*, that the Board may empower the Chief Executive Officer of the Corporation to appoint any officer other than the Chairperson of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer. Each officer shall hold office until such person's successor is appointed or until such person's earlier resignation, death or removal. Any number of offices may be held by the same person. Any officer may resign at any time upon written notice to the Corporation. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board.

Section 4.2: **Chief Executive Officer.** Subject to the control of the Board and such supervisory powers, if any, as may be given by the Board, the powers and duties of the Chief Executive Officer of the Corporation are:

(a) To act as the general manager and, subject to the control of the Board, to have general supervision, direction and control of the business and affairs of the Corporation;

(b) Subject to Article I, Section 1.6, to preside at all meetings of the stockholders;

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        (c)   Subject to Article I, Section 1.2, to call special meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper; and

        (d)   To affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; to sign certificates for shares of stock of the Corporation; and, subject to the direction of the Board, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The President shall be the Chief Executive Officer of the Corporation unless the Board shall designate another officer to be the Chief Executive Officer. If there is no President, and the Board has not designated any other officer to be the Chief Executive Officer, then the Chairperson of the Board shall be the Chief Executive Officer.

        Section 4.3:   **Chairperson of the Board.** The Chairperson of the Board shall be chosen from among the members of the Board and shall have the power to preside at all meetings of the Board and shall have such other powers and duties as provided in these Bylaws and as the Board may from time to time prescribe.

        Section 4.4:   **President.** The Chief Executive Officer shall be the President of the Corporation unless the Board shall have designated one individual as the President and a different individual as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board to the Chairperson of the Board, and/or to any other officer, the President shall have the responsibility for the general management and control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board.

        Section 4.5:   **Vice President.** Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President, or that are delegated to him or her by the Board or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer in the event of the Chief Executive Officer's absence or disability.

        Section 4.6:   **Chief Financial Officer.** The Chief Financial Officer shall be the Treasurer of the Corporation unless the Board shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer.

        Section 4.7:   **Treasurer.** The Treasurer shall have custody of all moneys and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as

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are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board or the Chief Executive Officer may from time to time prescribe.

Section 4.8: Chief Technology Officer. The Chief Technology Officer shall have responsibility for the general research and development activities of the Corporation, for supervision of the Corporation's research and development personnel, for new product development and product improvements, for overseeing the development and direction of the Corporation's intellectual property development and such other responsibilities as may be given to the Chief Technology Officer by the Board, subject to: (a) the provisions of these Bylaws; (b) the direction of the Board; (c) the supervisory powers of the Chief Executive Officer of the Corporation; and (d) those supervisory powers that may be given by the Board to the Chairperson or Vice Chairperson of the Board.

Section 4.9: Secretary. The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board or the Chief Executive Officer may from time to time prescribe.

Section 4.10: Delegation of Authority. The Board may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 4.11: Removal. Any officer of the Corporation shall serve at the pleasure of the Board and may be removed at any time, with or without cause, by the Board; provided that if the Board has empowered the Chief Executive Officer to appoint any Vice Presidents of the Corporation, then such Vice Presidents may be removed by the Chief Executive Officer. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

ARTICLE V: STOCK

Section 5.1: Certificates. The shares of capital stock of the Corporation shall be represented by certificates; *provided*, *however*, that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock may be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be). Notwithstanding the adoption of such resolution by the Board, every holder of stock that is represented by a certificate shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers representing the number of shares owned by such stockholder in the Corporation registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

Section 5.2: Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares. The Corporation may issue a new certificate of stock, or uncertificated shares, in the place of any certificate previously issued by it, alleged to have been lost,

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stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.3: **Other Regulations.** The issue, transfer, conversion and registration of stock certificates and uncertificated securities shall be governed by such other regulations as the Board may establish.

ARTICLE VI: INDEMNIFICATION

Section 6.1: **Indemnification of Officers and Directors.** Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*"), by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a member of the Board or officer of the Corporation or a Reincorporated Predecessor (as defined below) or is or was serving at the request of the Corporation or a Reincorporated Predecessor as a member of the board of directors, officer or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (for purposes of this Article VI, an "*Indemnitee*"), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the Indemnitee's conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer and shall inure to the benefit of such Indemnitees' heirs, executors and administrators. Notwithstanding the foregoing, the Corporation shall indemnify any such Indemnitee seeking indemnity in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board or such indemnification is authorized by an agreement approved by the Board. As used herein, the term the "*Reincorporated Predecessor*" means a corporation that is merged with and into the Corporation in a statutory merger where (a) the Corporation is the surviving corporation of such merger and (b) the primary purpose of such merger is to change the corporate domicile of the Reincorporated Predecessor to Delaware.

Section 6.2: **Advance of Expenses.** The Corporation shall pay all expenses (including attorneys' fees) incurred by such an Indemnitee in defending any such Proceeding as they are incurred in advance of its final disposition; *provided, however,* that (a) if the DGCL then so requires, the payment of such expenses incurred by such an Indemnitee in advance of the final disposition of such Proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it should be determined ultimately by final judicial decision from which there is no appeal that such Indemnitee

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is not entitled to be indemnified under this Article VI or otherwise; and (b) the Corporation shall not be required to advance any expenses to a person against whom the Corporation directly brings a claim, in a Proceeding, alleging that such person has breached such person's duty of loyalty to the Corporation, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction.

Section 6.3: **Non-Exclusivity of Rights.** The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

Section 6.4: **Indemnification Contracts.** The Board is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification or advancement rights to such person. Such rights may be greater than those provided in this Article VI.

Section 6.5: **Right of Indemnitee to Bring Suit.** The following shall apply to the extent not in conflict with any indemnification contract provided for in Section 6.4 above.

6.5.1   Right to Bring Suit. If a claim under Section 6.1 or 6.2 of this Article VI is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in applicable law.

6.5.2   Effect of Determination. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in applicable law, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.

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6.5.3 Burden of Proof. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI, or otherwise, shall be on the Corporation.

Section 6.6: Nature of Rights. The rights conferred upon Indemnitees in this Article VI shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the Indemnitee's heirs, executors and administrators. Any amendment, repeal or modification of any provision of this Article VI that adversely affects any right of an Indemnitee or an Indemnitee's successors shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI and existing at the time of such amendment, repeal or modification.

ARTICLE VII: NOTICES

Section 7.1: Notice.

7.1.1 Form and Delivery. Except as otherwise specifically required in these Bylaws (including, without limitation, Section 7.1.2 below) or by law, all notices required to be given pursuant to these Bylaws shall be in writing and may, (a) in every instance in connection with any delivery to a member of the Board, be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by prepaid telegram, cablegram, overnight express courier, facsimile, electronic mail or other form of electronic transmission and (b) be effectively be delivered to a stockholder when given by hand delivery, by depositing such notice in the mail, postage prepaid or, if specifically consented to by the stockholder as described in Section 7.1.2 of this Article VII by sending such notice by telegram, cablegram, facsimile, electronic mail or other form of electronic transmission. Any such notice shall be addressed to the person to whom notice is to be given at such person's address as it appears on the records of the Corporation. The notice shall be deemed given (a) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person, (b) in the case of delivery by mail, upon deposit in the mail, (c) in the case of delivery by overnight express courier, when dispatched, and (d) in the case of delivery via telegram, cablegram, facsimile, electronic mail or other form of electronic transmission, when dispatched.

7.1.2 Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given in accordance with Section 232 of the DGCL. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (a) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (b) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; *provided, however*, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this Section 7.1.2 shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an

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electronic network together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

    7.1.3   Affidavit of Giving Notice. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

    Section 7.2:   **Waiver of Notice.** Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE VIII: INTERESTED DIRECTORS

    Section 8.1:   **Interested Directors.** No contract or transaction between the Corporation and one or more of its members of the Board or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are members of the board of directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if: (a) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof, or the stockholders.

    Section 8.2:   **Quorum.** Interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE IX: MISCELLANEOUS

    Section 9.1:   **Annual Report.** During such time or times that the Corporation is subject to Section 1501 of the California General Corporation Law, if and so long as there are fewer than one hundred (100) holders of record of the Corporation's shares, the requirement of sending of an annual report to the stockholders of the Corporation is hereby expressly waived.

    Section 9.2:   **Fiscal Year.** The fiscal year of the Corporation shall be determined by resolution of the Board.

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Section 9.3: **Seal.** The Board may provide for a corporate seal, which may have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board.

Section 9.4: **Form of Records.** Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of, diskettes, CDs, or any other information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the DGCL.

Section 9.5: **Reliance upon Books and Records.** A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person's duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation's officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 9.6: **Certificate of Incorporation Governs.** In the event of any conflict between the provisions of the Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

Section 9.7: **Severability.** If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

ARTICLE X: TRANSFERS OF CAPITAL STOCK

Section 10.1: Restriction on Transfer.

10.1.1   No holder ("*Stockholder*") of shares of capital stock of the Corporation ("*Shares*") may transfer, sell, assign, pledge, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or otherwise in any manner dispose of or encumber, whether voluntarily or by operation of law, or by gift or otherwise ("*transfer*"), Shares or any right or interest therein without the prior written consent of the Corporation, in its sole discretion, and such holder otherwise complying with the requirements of this Article X.

10.1.2   The restriction contained in subsection 10.1.1 shall not apply to the following transactions (each, a "*Permitted Transfer*"):

(i)   any transfer during the Stockholder's lifetime by gift or pursuant to domestic relations orders to the Stockholder's Immediate Family or a trust for the benefit of Stockholder or Stockholder's immediate family, where "*immediate family*" as used herein

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Section 9.3: **Seal.** The Board may provide for a corporate seal, which may have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board.

Section 9.4: **Form of Records.** Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of, diskettes, CDs, or any other information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the DGCL.

Section 9.5: **Reliance upon Books and Records.** A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person's duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation's officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 9.6: **Certificate of Incorporation Governs.** In the event of any conflict between the provisions of the Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

Section 9.7: **Severability.** If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

ARTICLE X: TRANSFERS OF CAPITAL STOCK

Section 10.1: Restriction on Transfer.

10.1.1   No holder ("*Stockholder*") of shares of capital stock of the Corporation ("*Shares*") may transfer, sell, assign, pledge, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or otherwise in any manner dispose of or encumber, whether voluntarily or by operation of law, or by gift or otherwise ("*transfer*"), Shares or any right or interest therein without the prior written consent of the Corporation, in its sole discretion, and such holder otherwise complying with the requirements of this Article X.

10.1.2   The restriction contained in subsection 10.1.1 shall not apply to the following transactions (each, a "*Permitted Transfer*"):

(i)   any transfer during the Stockholder's lifetime by gift or pursuant to domestic relations orders to the Stockholder's Immediate Family or a trust for the benefit of Stockholder or Stockholder's immediate family, where "*immediate family*" as used herein

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shall mean spouse, Spousal Equivalent, lineal descendant or antecedent, parent, sibling, stepchild, stepparent, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law (and for avoidance of doubt shall include adoptive relationships), and where a person is deemed to be a "*Spousal Equivalent*" provided the following circumstances are true: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least 18 years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely;

(ii)   any transfer or deemed transfer effected pursuant to the Stockholder's will or the laws of intestate succession;

(iii)   any transfer by an entity Stockholder to an Affiliate (as defined below) of such Stockholder, where, for purposes of this Article X, (a) an "*Affiliate*" of an entity Stockholder shall include any individual, firm, corporation, partnership, association, limited liability company, trust or other entity who, directly or indirectly, controls, is controlled by or is under common control with such entity Stockholder or such entity Stockholder's principal, including, without limitation, any general partner, managing member, managing partner, officer or director of such entity Stockholder, such entity Stockholder's principal or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such entity Stockholder or such entity Stockholder's principal, and (b) the terms "*controlling*," "*controlled by*," or "*under common control with*" shall mean the possession, directly or indirectly, of (x) the power to direct or cause the direction of the management and policies of an entity Stockholder, whether through the ownership of voting securities, by contract, or otherwise, or (y) the power to elect or appoint at least 50% of the directors, managers, general partners, or persons exercising similar authority with respect to such entity Stockholder;

(iv)   a corporate Stockholder's transfer of all of its shares to a single transferee pursuant to and in accordance with the terms of any *bona fide* merger, consolidation, reclassification of shares or capital reorganization of the corporate Stockholder, or pursuant to a *bona fide* sale of all or substantially all of the stock or assets of a corporate Stockholder, provided in each case that such transfer is not essentially simply a transfer of the Shares without substantial additional assets other than cash or cash equivalents being transferred;

(v)   any repurchase or redemption of Shares by the Corporation: (a) at or below cost, upon the occurrence of certain events, such as the termination of employment or services; or (b) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such Shares (including the purchase of such Shares by the Corporation's assignee); and/or

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        (vi)   any transfer or deemed transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors are less than a quorum; provided, however, that notwithstanding the foregoing, if a transfer or deemed transfer is approved pursuant to this clause (vi) and the Shares of the transferring Stockholder are subject to co-sale rights (the "*Co-Sale Rights*"), the persons and/or entities entitled to the Co-Sale Rights shall be permitted to exercise their respective Co-Sale Rights in conjunction with such approved transfer or deemed transfer without any additional approval of the Board.

provided, however, that each transferee, assignee, or other recipient of any interest in the Shares shall, as a condition to the transfer, agree to be bound by all of the restrictions set forth in these Bylaws.

10.1.3   As a condition to any transfer, the Corporation may, in its sole discretion, (i) require in connection with such transfer of Shares delivery to the Corporation of a written opinion of legal counsel, in form and substance satisfactory to it or its legal counsel in their respective discretion, that such transfer is exempt from applicable federal, state or other securities laws and regulations (a "*Legal Opinion*"), (ii) charge the transferor, transferee or both a transfer fee in such amount as may be reasonably determined by the Corporation's management in order to recoup the Corporation's internal and external costs of processing such transfer, due and payable to the Corporation prior to or upon effectiveness of such transfer, and/or (iii) require such transfer to be effected pursuant to a standard form of transfer agreement in such customary and reasonable form as may be determined by the Corporation's management from time to time in its discretion.

Section 10.2: Right of First Refusal.

10.2.1   In addition to and without limiting the effect of Section 10.1, if the Stockholder desires to transfer any of his Shares pursuant to Section 10.1.2(vii) above, then the Stockholder shall first give written notice thereof to the Corporation. The notice shall (i) name the proposed transferee, (ii) state (a) the number of Shares to be transferred, (b) the proposed consideration and (c) all other terms and conditions of the proposed transfer, (iii) be signed by such Stockholder and the proposed purchaser or transferee, (iv) must constitute a binding commitment subject to the Corporation's right of first refusal as set forth herein, (v) be accompanied by proof satisfactory to the Corporation or its legal counsel that the proposed sale or transfer will not violate any applicable U.S. federal, state or other securities laws, and (vi) offer the Shares at the same price and upon the same terms (or terms as similar as reasonably possible) to the Corporation or its assignee(s). The notice shall not be deemed delivered for purposes of this Section 10.2 until the later of (i) such time as the transferring Stockholder shall have delivered the foregoing notice to the Corporation, (ii) such time as a Legal Opinion shall have been delivered to the Corporation, (iii) such time as an officer of the Corporation shall have confirmed in writing (including via email) that no such Legal Opinion shall be required with respect to the proposed transfer (or is not required to be delivered until a time reasonably in advance of the consummation of the proposed transfer).

10.2.2   For thirty (30) days following receipt of such notice, the Corporation and/or its assignee shall have the option to purchase all (but not less than all) of the Shares specified in the notice at the price and upon the terms (or terms as similar as reasonably possible) set forth in such notice; provided, however, that, with the consent of the transferring Stockholder, the Corporation shall have the option to purchase a lesser portion of the Shares specified in said notice at the price

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and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the Shares, and that is not otherwise exempted from the provisions of this Section 10.2, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the Shares or, with consent of the transferring Stockholder, a lesser portion of the Shares, it shall give written notice to the transferring Stockholder of its election and settlement for said Shares shall be made as provided below in the next paragraph.

10.2.3   In the event the Corporation and/or its assignee(s) elect to acquire any of the Shares of the transferring Stockholder as specified in said transferring Stockholder's notice, the Secretary of the Corporation shall so notify the transferring Stockholder and settlement thereof shall be made in cash within sixty (60) days after the Secretary of the Corporation receives said transferring Stockholder's notice; provided that if the terms of payment set forth in said transferring Stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said Shares on the same terms and conditions set forth in said transferring Stockholder's notice.

10.2.4   In the event the Corporation and/or its assignees(s) do not elect to acquire all of the Shares specified in the transferring Stockholder's notice, said transferring Stockholder may, within the sixty (60)-day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the Shares specified in said transferring Stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring Stockholder's notice. All Shares so sold by said transferring Stockholder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

10.2.5   Anything to the contrary contained herein notwithstanding, a Permitted Transfer shall be exempt from the provisions of this Section 10.2.

Section 10.3:   Application; Waiver; Termination of Rights; Legend.

10.3.1   In the case of any transfer permitted hereunder (whether by consent or via an exemption), the transferee, assignee or other recipient shall receive and hold such stock subject to the provisions of these Bylaws, and there shall be no further transfer of such stock except in accordance with these Bylaws. Any proposed transfer on terms and conditions different from those set forth in the notice described in subsection 10.2.1, as well as any subsequent proposed transfer shall again be subject to the foregoing restrictions on transfer, including the Corporation's right of first refusal, and shall require compliance with the procedures described in Sections 10.1 and 10.2.

10.3.2   The provisions of this Article X may be waived with respect to any transfer either by the Corporation, upon duly authorized action of its Board, or by the stockholders of the Company, upon the express written consent of the owners of a majority of the voting power of the Corporation (excluding the votes represented by those Shares to be transferred by the transferring Stockholder); provided, however, that such restrictions shall continue to apply to the Shares subsequent to such transfer; provided further that the Board may delegate the power to make any decision to consent to a transfer under Section 10.1 or waive the right of first refusal on behalf of the Corporation under Section 10.2 to either the Corporation's Chief Executive Officer or a committee of executive officers of the Corporation as the Board may determine (subject to such limitations as the Board may determine, if any).

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10.3.3　　　　Any sale or transfer, or purported sale or transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

10.3.4　　　　The restrictions on transfer in Sections 10.1 and 10.2 shall terminate immediately prior to the closing of a firm commitment underwritten public offering of common stock pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended. Upon termination of such restrictions, a new certificate or certificates representing the Shares shall be issued, on request, without the legend referred to in subsection 10.3.5 below and delivered to each holder thereof.

10.3.5　　　　The certificates representing shares of stock of the Corporation shall bear on their face the following legend so long as the foregoing restrictions on transfer remain in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

ARTICLE XI: AMENDMENT

Unless otherwise required by the Certificate of Incorporation, stockholders of the Corporation holding at least a majority of the voting power of the Corporation's outstanding voting stock then entitled to vote at an election of directors shall have the power to adopt, amend or repeal Bylaws. To the extent provided in the Certificate of Incorporation, the Board shall also have the power to adopt, amend or repeal Bylaws of the Corporation.

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CERTIFICATION OF BYLAWS
OF
SOLGAARD DESIGN INC.
a Delaware Corporation

I, Adrian Janzen, certify that I am Secretary of Solgaard Design Inc., a Delaware corporation (the "*Corporation*"), that I am duly authorized to make and deliver this certification, that the attached Bylaws are a true and complete copy of the Bylaws of the Corporation in effect as of the date of this certificate.

Dated: August 16, 2019

Adrian Nicholas Solgaard Janzen
Adrian Janzen, Secretary